 Exhibit 99.2
All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from Suncor Energy Inc.’s (Suncor or the company) Libya operations, which are presented on an economic basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP and Other Financial Measures Advisory section of Suncor’s Management Discussion and Analysis (MD&A) dated August 4, 2022. See also the Advisories section of the MD&A. References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
“Driven by a strong business environment, Suncor generated record adjusted funds from operations of approximately $5.3 billion, or $3.80 per common share, in the second quarter of 2022, as we executed planned maintenance across our asset base,” said Kris Smith, interim president and chief executive officer. “Our confidence in our business and expected annual cash flows enabled us to return approximately $3.2 billion of value to our shareholders, which includes both the highest dividend per share and highest rate of share repurchases in the company’s history.”
•
Adjusted funds from operations(1)(2) increased to $5.345 billion ($3.80 per common share) in the second quarter of 2022, compared to $2.362 billion ($1.57 per common share) in the prior year quarter. This was the highest in the company’s history, exceeding the prior per share quarterly record, from the first quarter of 2022, by 33%. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.235 billion ($3.01 per common share) in the second quarter of 2022, compared to $2.086 billion ($1.39 per common share) in the prior year quarter.

•
Adjusted operating earnings(1)(2) increased to $3.814 billion ($2.71 per common share) in the second quarter of 2022, compared to $722 million ($0.48 per common share) in the prior year quarter. The company’s net earnings increased to $3.996 billion ($2.84 per common share) in the second quarter of 2022, compared to $868 million ($0.58 per common share) in the prior year quarter.

•
For the second consecutive quarter, Oil Sands delivered record adjusted funds from operations(3) of  $4.231 billion in the second quarter of 2022, compared to $1.844 billion in the prior year quarter, driven by significantly higher price realizations. Production from the company’s Oil Sands assets increased to 641,500 barrels per day (bbls/d) in the second quarter of 2022, compared to 615,700 bbls/d in the prior year quarter, due to increased production at Syncrude and Fort Hills in the current period, partially offset by the impact of maintenance activities at Oil Sands operations, including the largest turnaround in Firebag history, which was completed subsequent to the quarter.

•
Refining and Marketing (R&M) generated record adjusted funds from operations(3) of  $2.127 billion in the second quarter of 2022, compared to $677 million in the prior year quarter. In the second quarter, refinery utilization averaged 84% and crude throughput was 389,300 bbls/d, compared to 70% and 325,300 bbls/d respectively in the prior year quarter. Solid utilizations in the current quarter outside of planned turnaround activities allowed the company to capture significant benchmark crack spreads and refining margins. Following the completion of planned turnaround activities, the company’s refineries exited the quarter with an average refinery utilization of over 100%.

•
In the second quarter of 2022, Suncor continued to deliver on its strategy of growing shareholder returns, returning record value to its shareholders of approximately $3.2 billion, through approximately $2.6 billion in share repurchases and the payment of  $657 million of dividends. Both the dividend per common share and the rate of common share repurchases during the quarter are the highest in the company’s history. As at August 2, 2022, since the start of the year, the company has repurchased approximately $3.9 billion of Suncor’s common shares, representing approximately 88.5 million common shares at an average share price of $44.40 per common share, or the equivalent of 6.1% of its common shares as at December 31, 2021.

•
In the second quarter of 2022, the company completed an early redemption of its outstanding US$450 million 2.80% notes and US$550 million 3.10% notes originally due in 2023 and 2025, respectively. The company expects to achieve the lower end of its 2025 targeted net debt range during the second half of 2022.

•
In the second quarter of 2022, Suncor and the joint venture owners announced the decision to restart the West White Rose Project offshore the east coast of Canada, which is expected to extend the production life of the White Rose field, providing long-term value for the company.

•
Subsequent to the second quarter of 2022, the company reached an agreement for the sale of its Exploration and Production (E&P) assets in Norway, pending regulatory approval, for gross proceeds of approximately $410 million (Canadian dollar equivalent), before closing adjustments and other closing costs. The sale is expected to be completed in the fourth quarter of 2022, with an effective date of March 1, 2022.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

(2)
Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were restated.

(3)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of the MD&A for a discussion on income taxes.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

(2)
Excludes capitalized interest for all periods presented. Excludes capital expenditures related to assets held for sale of  $19 million in the first quarter of 2022 and $36 million in the second quarter of 2022.

(3)
Share repurchases per share are calculated as total share repurchases divided by the weighted average number of shares outstanding for the applicable period.

2   2022 Second Quarter   Suncor Energy Inc.

Financial Results
Adjusted Operating Earnings
Suncor’s adjusted operating earnings increased to $3.814 billion ($2.71 per common share) in the second quarter of 2022, compared to $722 million ($0.48 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations reflecting the improved business environment in the current quarter, combined with higher upstream production and refinery throughput. The increase in adjusted operating earnings was partially offset by an increase in royalties and income taxes and increased operating expenses primarily related to a significant increase in commodity input costs in the current quarter compared to the prior year quarter.
Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

(2)
All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

(3)
The bridge factor for Inventory Valuation is comprised of changes in the first-in, first-out (FIFO) inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Net Earnings
Suncor’s net earnings increased to $3.996 billion ($2.84 per common share) in the second quarter of 2022, compared to $868 million ($0.58 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings discussed above, net earnings for the second quarter of 2022 included a $352 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a non-cash impairment reversal of  $715 million on the company’s share of the White Rose assets, a non-cash impairment of  $70 million against the company’s share of its assets in Norway, a $19 million unrealized gain on risk management activities recorded in other income (loss) and a $130 million income tax expense related to the items noted. Net earnings in the prior year quarter included a $174 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a $13 million unrealized loss on risk management activities recorded in other income (loss) and a $15 million income tax expense related to the items noted.
2022 Second Quarter   Suncor Energy Inc.   3

Adjusted Operating Earnings Reconciliation(1)
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Net earnings	3 996	868	6 945	1 689

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	352	(174)	206	(370)

Unrealized (gain) loss on risk management activities	(19)	13	(94)	(14)

Asset impairment (reversal)	(645)	—	(645)	—

Restructuring charge	—	—	—	168

Income tax expense (recovery) on adjusted operating earnings adjustments	130	15	157	(5)
Adjusted operating earnings(1)	3 814	722	6 569	1 468

(1)
Adjusted operating earnings is a non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities
Adjusted funds from operations increased to $5.345 billion ($3.80 per common share) in the second quarter of 2022, compared to $2.362 billion ($1.57 per common share) in the prior year quarter. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings noted above.
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.235 billion ($3.01 per common share) for the second quarter of 2022, compared to $2.086 billion ($1.39 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was further impacted by a greater use of cash associated with the company’s working capital balances in the second quarter of 2022 compared to the prior year quarter. The use of cash in the second quarter of 2022 was primarily due to an increase in accounts receivable and inventory balances related to the increase in commodity prices through the quarter, partially offset by an increase in accounts payable and accrued liabilities and an increase in taxes payable related to the company’s 2022 income tax expense.
4   2022 Second Quarter   Suncor Energy Inc.

Operating Results
Suncor’s total upstream production was 720,200 barrels of oil equivalent per day (boe/d) in the second quarter of 2022, compared to 699,700 boe/d in the prior year quarter.
The company’s net synthetic crude oil production increased to 483,000 bbls/d in the second quarter of 2022, compared to 437,200 bbls/d in the second quarter of 2021, due to increased production from Syncrude, partially offset by lower volumes from Oil Sands Base which was impacted by planned maintenance activities during the current quarter, including annual coker maintenance at Upgrader 2 and unplanned maintenance. In the prior year, annual planned maintenance activities were deferred to the third quarter to manage COVID-19-related execution risks. At Syncrude, upgrader utilization of 93% in the second quarter of 2022, compared to 55% in the prior year quarter, reflected lower planned maintenance activities in the current period, including the impacts of planned hydrotreater maintenance that was advanced to the first quarter of 2022.
The company’s non-upgraded bitumen production was 158,500 bbls/d in the second quarter of 2022, compared to 178,500 bbls/d in the second quarter of 2021, due to decreased production from the company’s In Situ assets, which was partially offset by increased production at Fort Hills. Decreased production from the company’s In Situ assets was primarily due to the major planned turnaround at Firebag, which commenced during the quarter, and unplanned maintenance at MacKay River, which returned to normal production rates in the third quarter. Production from Fort Hills increased to 87,400 bbls/d, compared to 45,300 bbls/d in the prior year quarter, reflecting two-train operations, partially offset by planned maintenance completed early in the quarter.
Subsequent to the second quarter of 2022, the planned maintenance activities at Oil Sands Base Upgrader 2 and Firebag were completed, and both assets have safely ramped up to normal operating rates.
E&P production during the second quarter of 2022 was 78,700 boe/d, compared to 84,000 boe/d in the prior year quarter. The decrease in production was primarily due to the sale of the company’s working interest in the Golden Eagle Area Development in the fourth quarter of 2021, and natural declines, partially offset by increased production at Buzzard in the current period, as the prior year quarter was impacted by planned turnaround activities.
Refinery crude throughput increased to 389,300 bbls/d and refinery utilization was 84% in the second quarter of 2022, compared to 325,300 bbls/d and 70% in the prior year quarter, reflecting planned turnaround activities in both periods. During the second quarter of 2022, the company completed planned turnaround activities at its Edmonton, Sarnia and Montreal refineries, and unplanned maintenance at its Commerce City refinery, enabling its refineries to exit the quarter with an average refinery utilization of over 100%. Refined product sales in the second quarter of 2022 increased to 561,700 bbls/d, compared to 463,300 bbls/d in the prior year quarter, reflecting improved refined product demand in the current period compared to the prior year quarter, which was impacted by COVID-19-related restrictions. This increased refined product demand was partially met by a planned draw of refined product inventory that the company strategically built in the first quarter of 2022 in anticipation of significant planned turnaround activities in the second quarter.
“In the second quarter of 2022, we successfully executed planned maintenance activities across many of our assets in both the upstream and downstream,” said Smith. “With the annual planned maintenance program completed on our downstream assets, we expect to achieve strong refinery utilizations for the remainder of the year, allowing the company to continue to capture strong forecasted benchmark crack spreads and refining margins.”
The company’s total operating, selling and general expenses were $3.088 billion in the second quarter of 2022, compared to $2.720 billion in the prior year quarter. The increase was mainly due to a significant increase in commodity input costs, primarily natural gas prices, increased share-based compensation expenses and higher costs associated with increased Oil Sands production. The company’s exposure to higher natural gas costs is partially mitigated by revenue from power sales that is recorded in operating revenues.
2022 Second Quarter   Suncor Energy Inc.   5

Strategy Update
The company’s ability to operate reliably and efficiently is underpinned by Suncor’s value of safety above all else. Suncor is fully committed to improving its safety and operational performance, a critical task in achieving the company’s operational excellence priorities.
The company is implementing specific safety continuous improvements and is continuously strengthening Suncor’s safety culture, ensuring safe practices are consistently implemented across all of Suncor’s facilities and geographies, and the company is making measured progress to achieve specific milestones. As well, the company has made a number of changes in its senior management team to add to its operating bench strength, including adding experienced mining leaders in critical leadership positions. At the same time, Suncor has also realigned its central support group with experienced management and staff to drive improved safety and operational risk management performance with the business areas.
The company’s safety improvement plans are focused on strengthening its risk management and systems, continuously improving contractor safety management and engaging the front line to deliver safe work with a strong safety culture. In addition, the company is implementing specific actions to continuously improve safety in Suncor’s mine and tailings operations, which have experienced a number of serious safety incidents. This includes implementing technologies, such as collision awareness and driver safety systems, making operational modifications to help improve mobile equipment egress and strengthening controls for high-risk activities. These changes are expected to help prevent incidents and mitigate serious impacts from incidents should they happen.
“Recent events underscore the important work to be done on improving the safety performance of our company,” said Smith. “We must acknowledge where we have fallen short and recognize the critical need to drive our safety improvement work with focus and vigour.”
The company has also made disciplined decisions to adjust and streamline its portfolio to enable a greater focus on its core business, to safely increase the reliability, utilization and integration of its assets while continuing efforts to sustainably reduce controllable costs. In the first six months of 2022, the company announced that it was taking steps to optimize its asset portfolio through the planned divestment of its E&P assets in Norway and its wind and solar assets. Subsequent to the second quarter of 2022, the company reached an agreement for the sale of its Norway assets, pending regulatory approval, for gross proceeds of approximately $410 million (Canadian dollar equivalent), before closing adjustments and other closing costs. The sale is expected to be completed in the fourth quarter of 2022, with an effective date of March 1, 2022. The sale process for the company’s wind and solar assets is progressing, with a sale expected to close early in 2023. Based on interest received in the company’s E&P assets in the U.K., the company has also commenced a sale process for its entire U.K. E&P portfolio.
Suncor will also be undertaking a strategic review of its downstream retail business with the goal of unlocking shareholder value. With the support of external advisors, this review will evaluate and consider a wide range of alternatives, from a potential sale of the business to options to enhance the value of its retail business.
In E&P Canada, investment in the Terra Nova Floating, Production, Storage and Offloading facility related to the Asset Life Extension Project is ongoing and the asset is anticipated to sail back to Canada for a safe return to operations later in the fourth quarter of 2022. Also, in the second quarter of 2022, Suncor and the joint venture owners announced the decision to restart the West White Rose Project offshore the east coast of Canada. As a result of the restart decision, Suncor has increased its ownership in the White Rose assets by an additional 12.5% to approximately 39%. Production from the West White Rose Project is expected to commence in the first half of 2026 and is expected to provide long-term value for the company by extending the production life of the White Rose field.
The company continues to advance a number of strategic initiatives that are expected to contribute to the company’s incremental free funds flow target through increased revenue and reductions in operating costs, capital expenditures and reclamation spending. The company expects to achieve an additional $400 million of incremental free funds flow(1) by the end of 2022, building on the incremental $465 million achieved in 2021, through the implementation of digital, process and technology initiatives. The operating cost portion of the savings generated from these improvement initiatives is helping to offset inflationary pressures and increased mining costs in the company’s Oil Sands business. The company also continues to optimize transfers on the interconnecting pipelines between Oil Sands Base and Syncrude, capitalizing on the regional strength and flexibility of its Oil Sands assets.
The company continues to progress towards realizing $100 million of annual gross synergies for the Syncrude joint venture owners in 2022, with an additional $200 million of annual gross synergies expected to be realized through 2023-2024.
(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

6   2022 Second Quarter   Suncor Energy Inc.

Suncor is committed to allocating excess funds in accordance with its capital allocation framework, maximizing returns to its shareholders and strengthening its balance sheet. In the second quarter of 2022, the company executed on its previously announced annual capital allocation targets, returning record value to its shareholders of approximately $3.2 billion, through approximately $2.6 billion in share repurchases and the payment of  $657 million of dividends. The company repurchased approximately 54 million common shares in the second quarter of 2022, which represents the highest quarterly common share repurchases in the company’s history. As at August 2, 2022, since the start of the year, the company has repurchased approximately 88.5 million common shares, or the equivalent of 6.1% of its common shares as at December 31, 2021. The quarterly dividend of  $0.47 per common share is also the highest dividend in the company’s history.
Aligned with the company’s annual capital allocation targets, in the second quarter of 2022, the company completed an early redemption, at par, of its outstanding US$450 million 2.80% notes and US$550 million 3.10% notes, originally due in 2023 and 2025, respectively. These actions clear Suncor’s long-term debt maturity runway until 2026. The company also completed a partial redemption of US$10.2 million of its outstanding US$152 million 6.00% notes, due in 2042. With the company’s confidence in its expected cash flows, the current business environment and expected proceeds from the dispositions of assets, the company expects to achieve the lower end of its 2025 targeted net debt range of  $12 billion during the second half of 2022. Once net debt has been reduced to $12 billion, the company expects to allocate 75% of excess funds towards share buybacks and 25% towards debt repayment. Once the company’s net debt balance is at its $9 billion floor, the company expects to allocate excess funds fully towards shareholder returns.
2022 Second Quarter   Suncor Energy Inc.   7

Corporate Guidance
Suncor has updated its full-year business environment outlook assumptions for WCS at Hardisty from US$84.00/bbl to US$80.00/bbl, New York Harbor 2-1-1 crack from US$38.00/bbl to US$41.50/bbl and AECO-C Spot from $6.10/GJ to $5.90/GJ due to changes in key forward curve pricing for the remainder of the year.
In addition, the company’s total production range has been revised from 750,000 bbls/d – 790,000 bbls/d to 740,000 bbls/d – 760,000 bbls/d to reflect year to date performance and expected performance for the remainder of the year. As a result, the top of the production ranges for Oil Sands operations have been revised from 435,000 bbls/d to 415,000 bbls/d, Fort Hills from 100,000 bbls/d to 90,000 bbls/d, Syncrude from 190,000 bbls/d to 185,000 bbls/d and E&P from 85,000 bbls/d to 80,000 bbls/d.
The company has also revised its full year outlook for capital expenditures from a single point estimate of  $4.7 billion to a range of  $4.9 billion – $5.2 billion. The increase in capital guidance reflects inflationary pressures across the business, the West White Rose Project restart and the company’s increased working interest in that project, and increased spend during turnarounds and maintenance to improve safety and reliability across the portfolio.
The company has also updated its Fort Hills cash operating costs per barrel guidance range, with the increased range attributed primarily to inflationary pressures, increased commodity costs and reduced production. As a result, Fort Hills cash operating costs per barrel have been updated from $25.00 – $28.00 to $27.00 – $30.00.
As a result of these updates, the full-year current income tax expense range has increased from $4.0 billion – $4.3 billion to $4.4 billion – $4.7 billion.
For further details and advisories regarding Suncor’s 2022 corporate guidance, see www.suncor.com/guidance.
Measurement Conversions
Certain natural gas volumes in this document have been converted to boe on the basis of one bbl to six mcf. See the Advisories section of the MD&A.
8   2022 Second Quarter   Suncor Energy Inc.

Management’s Discussion and Analysis
August 4, 2022
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2021, dated February 23, 2022 (the 2021 annual MD&A).
This MD&A, for the three and six months ended June 30, 2022, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2022, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2021 and the 2021 annual MD&A.
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated February 23, 2022 (the 2021 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.
Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms “we”, “our”, “Suncor”, or “the company” are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.
2022 Second Quarter   Suncor Energy Inc.   9

Management’s Discussion and Analysis
1. Advisories
Basis of Presentation
Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), which is within the framework of International Financial Reporting Standards (IFRS) as issued by the IASB.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.
Non-GAAP and Other Financial Measures
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in return on capital employed (ROCE) and ROCE excluding impairments, price realizations, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, free funds flow, net debt, total debt, last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. Adjusted operating earnings (loss) is defined in the Non-GAAP and Other Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Non-GAAP and Other Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of this MD&A. Adjusted funds from (used in) operations, ROCE, ROCE excluding impairments, price realizations, free funds flow, net debt, total debt, refining and marketing gross margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were restated.
Risk Factors and Forward-Looking Information
The company’s business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor’s current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A, the 2021 annual MD&A and Suncor’s other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company’s control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information contained in this MD&A.
Measurement Conversions
Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.
Common Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.
10   2022 Second Quarter   Suncor Energy Inc.

2. Second Quarter Highlights
•
Second quarter financial results

•
Suncor’s adjusted operating earnings(1)(2) increased to $3.814 billion ($2.71 per common share) in the second quarter of 2022, compared to $722 million ($0.48 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations reflecting the improved business environment in the current quarter, combined with higher upstream production and refinery throughput. The increase in adjusted operating earnings was partially offset by an increase in royalties and income taxes and increased operating expenses primarily related to a significant increase in commodity input costs in the current quarter compared to the prior year quarter.

•
Suncor’s net earnings increased to $3.996 billion ($2.84 per common share) in the second quarter of 2022, compared to $868 million ($0.58 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings discussed above, net earnings for the second quarter of 2022 included a $352 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a non-cash impairment reversal of  $715 million on the company’s share of the White Rose assets, a non-cash impairment of  $70 million against the company’s share of its assets in Norway, a $19 million unrealized gain on risk management activities recorded in other income (loss) and a $130 million income tax expense related to the items noted. Net earnings in the prior year quarter included a $174 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a $13 million unrealized loss on risk management activities recorded in other income (loss) and a $15 million income tax expense related to the items noted.

•
Adjusted funds from operations(1)(2) increased to $5.345 billion ($3.80 per common share) in the second quarter of 2022, compared to $2.362 billion ($1.57 per common share) in the prior year quarter. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings noted above. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.235 billion ($3.01 per common share) for the second quarter of 2022, compared to $2.086 billion ($1.39 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was further impacted by a greater use of cash associated with the company’s working capital balances in the second quarter of 2022 compared to the prior year quarter. The use of cash in the second quarter of 2022 was primarily due to an increase in accounts receivable and inventory balances related to the increase in commodity prices through the quarter, partially offset by an increase in accounts payable and accrued liabilities and an increase in taxes payable related to the company’s 2022 income tax expense.

•
Record Oil Sands adjusted funds from operations. For the second consecutive quarter, Oil Sands delivered record adjusted funds from operations(3) of  $4.231 billion in the second quarter of 2022, compared to $1.844 billion in the prior year quarter, driven by significantly higher price realizations. Production from the company’s Oil Sands assets increased to 641,500 barrels per day (bbls/d) in the second quarter of 2022, compared to 615,700 bbls/d in the prior year quarter, due to increased production at Syncrude and Fort Hills in the current period, partially offset by the impact of maintenance activities at Oil Sands operations, including the largest turnaround in Firebag history, which was completed subsequent to the quarter.

•
Solid Refining & Marketing (R&M) performance outside of planned maintenance. R&M generated record adjusted funds from operations(3) of  $2.127 billion in the second quarter of 2022, compared to $677 million in the prior year quarter. In the second quarter, refinery utilization averaged 84% and crude throughput was 389,300 bbls/d, compared to 70% and 325,300 bbls/d respectively in the prior year quarter. Solid utilizations in the current quarter outside of planned turnaround activities allowed the company to capture significant benchmark crack spreads and refining margins. Following the completion of planned turnaround activities, the company’s refineries exited the quarter with an average refinery utilization of over 100%.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

(2)
Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were restated.

(3)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

2022 Second Quarter   Suncor Energy Inc.   11

Management’s Discussion and Analysis
•
Record shareholder returns. In the second quarter of 2022, Suncor continued to deliver on its strategy of growing shareholder returns, returning record value to its shareholders of approximately $3.2 billion, through approximately $2.6 billion in share repurchases and the payment of  $657 million of dividends. Both the dividend per common share and the rate of common share repurchases during the quarter are the highest in the company’s history. As at August 2, 2022, since the start of the year, the company has repurchased approximately $3.9 billion of Suncor’s common shares, representing approximately 88.5 million common shares at an average share price of $44.40 per common share, or the equivalent of 6.1% of its common shares as at December 31, 2021.

•
Executed significant early debt repayments. In the second quarter of 2022, the company completed an early redemption of its outstanding US$450 million 2.80% notes and US$550 million 3.10% notes originally due in 2023 and 2025, respectively. The company expects to achieve the lower end of its 2025 targeted net debt range during the second half of 2022.

•
Restart of West White Rose Project. In the second quarter of 2022, Suncor and the joint venture owners announced the decision to restart the West White Rose Project offshore the east coast of Canada, which is expected to extend the production life of the White Rose field, providing long-term value for the company.

•
Reached agreement for sale of Norway operations. Subsequent to the second quarter of 2022, the company reached an agreement for the sale of its Exploration and Production (E&P) assets in Norway, pending regulatory approval, for gross proceeds of approximately $410 million (Canadian dollar equivalent), before closing adjustments and other closing costs. The sale is expected to be completed in the fourth quarter of 2022, with an effective date of March 1, 2022.

12   2022 Second Quarter   Suncor Energy Inc.

3. Consolidated Financial Information
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Earnings (loss) before income taxes(1)

Oil Sands	2 892	582	5 201	1 027

Exploration and Production	1 361	340	2 006	598

Refining and Marketing	2 007	486	3 424	1 420

Corporate and Eliminations	(851)	(320)	(1 374)	(843)

Income tax expense	(1 413)	(220)	(2 312)	(513)
Net earnings	3 996	868	6 945	1 689
Adjusted operating earnings (loss)(1)(2)

Oil Sands	2 872	613	5 128	1 022

Exploration and Production	716	340	1 361	598

Refining and Marketing	2 008	468	3 403	1 411

Corporate and Eliminations	(499)	(494)	(1 168)	(1 045)

Income tax expense included in adjusted operating earnings	(1 283)	(205)	(2 155)	(518)
Total	3 814	722	6 569	1 468
Adjusted funds from (used in) operations(1)(2)

Oil Sands	4 231	1 844	7 645	3 371

Exploration and Production	841	500	1 565	865

Refining and Marketing	2 127	677	3 724	1 849

Corporate and Eliminations	(402)	(431)	(1 067)	(1 101)

Current income tax expense	(1 452)	(228)	(2 428)	(512)
Total	5 345	2 362	9 439	4 472
Change in non-cash working capital	(1 110)	(276)	(2 132)	(41)

Cash flow provided by operating activities	4 235	2 086	7 307	4 431
Capital and exploration expenditures(3)(4)

Asset sustainment and maintenance	899	1 015	1 411	1 488

Economic investment	352	295	814	594
Total	1 251	1 310	2 225	2 082
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Free funds flow(2)	4 050	1 015	7 133	2 322

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(3)
Excludes capitalized interest of  $44 million in the second quarter of 2022 and $37 million in the second quarter of 2021.

(4)
Excludes capital expenditures related to assets held for sale of  $36 million in the second quarter of 2022 and $55 million in the first six months 2022.

2022 Second Quarter   Suncor Energy Inc.   13

Management’s Discussion and Analysis
Operating Highlights
	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Production volumes

Oil Sands – Upgraded – net SCO and diesel (mbbls/d)	483.0	437.2	498.9	478.1

Oil Sands – Non-upgraded bitumen (mbbls/d)	158.5	178.5	164.4	174.6

Exploration and Production (mboe/d)	78.7	84.0	79.5	89.6
Total (mboe/d)	720.2	699.7	742.8	742.3
Refinery utilization (%)	84	70	89	81

Refinery crude oil processed (mbbls/d)	389.3	325.3	412.7	376.6
Net Earnings
Suncor’s consolidated net earnings for the second quarter of 2022 increased to $3.996 billion, compared to $868 million in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings described subsequently in this section.
Other items affecting net earnings over these periods included:
•
An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of  $352 million recorded in financing expenses in the Corporate and Eliminations segment in the second quarter of 2022, compared to a gain of  $174 million in the second quarter of 2021.

•
During the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of  $715 million on its share of the White Rose assets, in the E&P segment. Also during the second quarter of 2022, as a result of the company’s expected sale of its E&P assets in Norway, and the subsequently reached agreement for such sale, the company recorded a non-cash impairment of  $70 million against its share of its assets in Norway.

•
An unrealized gain on risk management activities of  $19 million recorded in other income (loss) in the second quarter of 2022, compared to a loss of  $13 million in the second quarter of 2021.

•
An income tax expense related to the items noted above of  $130 million in the second quarter of 2022, compared to $15 million in the second quarter of 2021.

Adjusted Operating Earnings Reconciliation(1)
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Net earnings	3 996	868	6 945	1 689

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	352	(174)	206	(370)

Unrealized (gain) loss on risk management activities	(19)	13	(94)	(14)

Asset impairment (reversal)	(645)	—	(645)	—

Restructuring charge	—	—	—	168

Income tax expense (recovery) on adjusted operating earnings adjustments	130	15	157	(5)
Adjusted operating earnings(1)	3 814	722	6 569	1 468

(1)
Adjusted operating earnings is a non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

14   2022 Second Quarter   Suncor Energy Inc.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

(3)
The bridge factor for Inventory Valuation is comprised of changes in the first-in, first-out (FIFO) inventory valuation and realized commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Suncor’s adjusted operating earnings increased to $3.814 billion ($2.71 per common share) in the second quarter of 2022, compared to $722 million ($0.48 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations reflecting the improved business environment in the current quarter, combined with higher upstream production and refinery throughput. The increase in adjusted operating earnings was partially offset by an increase in royalties and income taxes and increased operating expenses primarily related to a significant increase in commodity input costs in the current quarter compared to the prior year quarter.
Operating, Selling and General Expenses
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Operations, selling and corporate costs	2 348	2 233	4 681	4 426

Commodities	537	344	1 035	714

Share-based compensation and other(1)	203	143	460	480
Total operating, selling and general expenses	3 088	2 720	6 176	5 620

(1)
In the second quarter of 2022, share-based compensation expense of  $140 million included $53 million recorded in the Oil Sands segment, $4 million recorded in the E&P segment, $20 million recorded in the R&M segment and $63 million recorded in the Corporate and Eliminations segment. The second quarter of 2021 share-based compensation expense of  $84 million included $24 million recorded in the Oil Sands segment, $3 million recorded in the E&P segment, $14 million recorded in the R&M segment and $43 million recorded in the Corporate and Eliminations segment. Other primarily includes non-recurring costs associated with investments in the company’s digital transformation.

The company’s total operating, selling and general expenses were $3.088 billion in the second quarter of 2022, compared to $2.720 billion in the prior year quarter. The increase was mainly due to a significant increase in commodity input costs, primarily natural gas prices, increased share-based compensation expenses and higher costs associated with increased Oil Sands production. The company’s exposure to higher natural gas costs is partially mitigated by revenue from power sales that is recorded in operating revenues.
2022 Second Quarter   Suncor Energy Inc.   15

Management’s Discussion and Analysis
Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations.
		Average for the three months ended June 30		Average for the six months ended June 30
		2022	2021	2022	2021
WTI crude oil at Cushing	US$/bbl	108.40	66.05	101.45	61.95

Dated Brent crude	US$/bbl	113.75	68.85	107.70	64.85

Dated Brent/Maya crude oil FOB price differential	US$/bbl	11.65	6.20	13.05	5.45

MSW at Edmonton	Cdn$/bbl	137.80	77.25	126.85	71.95

WCS at Hardisty	US$/bbl	95.60	54.60	87.75	50.00

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(12.80)	(11.45)	(13.70)	(11.95)

SYN-WTI differential	US$/bbl	6.05	0.35	2.40	(1.55)

Condensate at Edmonton	US$/bbl	108.35	66.40	102.30	62.20

Natural gas (Alberta spot) at AECO	Cdn$/GJ	6.90	2.95	5.70	2.95

Alberta Power Pool Price	Cdn$/MWh	122.45	104.50	106.30	100.00

New York Harbor 2-1-1 crack(1)	US$/bbl	60.05	20.35	44.20	18.00

Chicago 2-1-1 crack(1)	US$/bbl	49.40	20.25	34.90	16.85

Portland 2-1-1 crack(1)	US$/bbl	63.45	24.55	48.70	20.20

Gulf Coast 2-1-1 crack(1)	US$/bbl	52.55	18.25	39.75	16.35

U.S. Renewable Volume Obligation	US$/bbl	7.80	8.15	7.15	6.85

Exchange rate	US$/Cdn$	0.78	0.81	0.79	0.80

Exchange rate (end of period)	US$/Cdn$	0.78	0.81	0.78	0.81

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

In the second quarter of 2022, crude oil and crack spread benchmarks significantly improved compared to the prior year quarter and were impacted by increased demand in addition to supply uncertainty related to the current geopolitical conflict.
Suncor’s sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in the second quarter of 2022 reflected an increase in WTI at Cushing, which averaged US$108.40/bbl compared to US$66.05/bbl in the prior year quarter. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton increased to $137.80/bbl in the second quarter of 2022 compared to $77.25/bbl in the prior year quarter, and prices for WCS at Hardisty increased to US$95.60/bbl in the second quarter of 2022, from US$54.60/bbl in the prior year quarter.
Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery through pipeline systems. Net bitumen price realizations are, therefore, influenced by prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality premiums and discounts and spot sales, and the price differential between Hardisty, Alberta, and U.S. Gulf Coast benchmarks.
The company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen and sour SCO price realizations. Bitumen prices were unfavourably impacted by the widening of heavy crude oil differentials in the second quarter of 2022, but were higher than the prior year quarter on an absolute basis due to the increase in WTI prices.
Suncor’s price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which increased to US$113.75/bbl in the second quarter of 2022 compared to US$68.85/bbl in the prior year quarter.
16   2022 Second Quarter   Suncor Energy Inc.

Suncor’s refining and marketing gross margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily reflect the margins at a specific refinery. Suncor’s realized refining and marketing gross margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor’s refining and marketing business. In addition, the U.S. regulatory renewable blending obligations influence the benchmark cracks, which may increase their volatility, while the cost of regulatory compliance is not deducted in calculating the benchmark cracks.
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor’s realized refining and marketing gross margin. This internal index is a single value calculated based on a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor’s unique set of refinery configurations; overall crude slate and product mix; and the benefit of its location, quality and grade differentials, and marketing margins. The internal index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.
Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased and when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company’s realized refining and marketing gross margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.
In the second quarter of 2022, the New York Harbor 2-1-1 and Chicago 2-1-1 benchmark crack spreads increased compared to the prior year quarter due to increased demand for transportation fuels and declining North American refined product inventory levels, and to compensate for increased costs associated with renewable blending regulatory obligations. The Suncor 5-2-2-1 index was US$51.45/bbl in the second quarter of 2022 compared to US$25.65/bbl in the second quarter of 2021, reflecting the significant increase in benchmark crack spreads.
The cost of natural gas used in Suncor’s Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $6.90/GJ in the second quarter of 2022, from $2.95/GJ in the prior year quarter.
Excess electricity produced at Suncor’s Oil Sands assets is sold to the Alberta Electric System Operator, with the proceeds netted against the applicable cash operating cost per barrel metric. The Alberta power pool price increased to an average of $122.45/MWh in the second quarter of 2022 compared to $104.50/MWh in the prior year quarter.
The majority of Suncor’s revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor’s expenditures are realized in Canadian dollars. In the second quarter of 2022, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to US$0.78 per one Canadian dollar from US$0.81 per one Canadian dollar in the prior year quarter. This rate decrease had a positive impact on price realizations for the company during the second quarter of 2022 when compared to the prior year quarter.
Suncor also has assets and liabilities, including approximately 60% of the company’s debt, that are denominated in U.S. dollars and translated to Suncor’s reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.
2022 Second Quarter   Suncor Energy Inc.   17

Management’s Discussion and Analysis
4. Segment Results and Analysis
Oil Sands
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Gross revenues	8 762	4 636	16 232	8 987

Less: Royalties	(1 487)	(220)	(2 472)	(378)
Operating revenues, net of royalties	7 275	4 416	13 760	8 609
Earnings before income taxes(1)	2 892	582	5 201	1 027
Adjusted for:

Unrealized (gain) loss on risk management activities	(20)	31	(73)	(5)
Adjusted operating earnings(1)(2)	2 872	613	5 128	1 022
Adjusted funds from operations(1)(2)	4 231	1 844	7 645	3 371

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

The Oil Sands segment adjusted operating earnings increased to $2.872 billion in the second quarter of 2022, compared to $613 million in the prior year quarter, primarily due to significantly higher realized crude oil prices and higher production. The increase in adjusted operating earnings was partially offset by an increase in royalties associated with higher price realizations, increased operating expenses, related to higher natural gas input costs and production levels, and higher DD&A expenses.
18   2022 Second Quarter   Suncor Energy Inc.

Production Volumes(1)
	Three months ended June 30		Six months ended June 30
(mbbls/d)	2022	2021	2022	2021
Total Oil Sands bitumen production	760.7	753.5	794.0	790.4
SCO and diesel production(2)	497.1	449.8	513.9	492.7

Internally consumed diesel and internal transfers(3)(4)	(14.1)	(12.6)	(15.0)	(14.6)
Upgraded production – net SCO and diesel	483.0	437.2	498.9	478.1
Bitumen production	163.3	179.3	168.3	175.6

Internal bitumen transfers(4)	(4.8)	(0.8)	(3.9)	(1.0)
Non-upgraded bitumen production	158.5	178.5	164.4	174.6
Total Oil Sands production	641.5	615.7	663.3	652.7

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor’s own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills finished bitumen is sold directly to customers, including Suncor’s own refineries. Nearly all of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Combined upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(3)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In the second quarter of 2022, Oil Sands operations production volumes included 9,300 bbls/d of internally consumed diesel, of which 6,500 bbls/d was consumed at Oil Sands Base, 1,900 bbls/d was consumed at Fort Hills and 900 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,700 bbls/d of internally consumed diesel.

(4)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross SCO and bitumen production volumes. In the second quarter of 2022, Oil Sands operations included 2,000 bbls/d of SCO and 100 bbls/d of bitumen that were transferred to Suncor’s share of Syncrude through the interconnecting pipelines. Syncrude production included 100 bbls/d of SCO and 4,700 bbls/d of bitumen that were transferred to Oil Sands Base through the interconnecting pipelines.

The company’s net SCO production increased to 483,000 bbls/d in the second quarter of 2022, compared to 437,200 bbls/d in the second quarter of 2021, due to increased production from Syncrude, partially offset by lower volumes from Oil Sands Base which was impacted by planned maintenance activities during the current quarter, including annual coker maintenance at Upgrader 2 and unplanned maintenance. In the prior year, annual planned maintenance activities were deferred to the third quarter to manage COVID-19-related execution risks. At Syncrude, upgrader utilization of 93% in the second quarter of 2022, compared to 55% in the prior year quarter, reflected lower planned maintenance activities in the current period, including the impacts of planned hydrotreater maintenance that was advanced to the first quarter of 2022.
The company’s non-upgraded bitumen production was 158,500 bbls/d in the second quarter of 2022, compared to 178,500 bbls/d in the second quarter of 2021, due to decreased production from the company’s In Situ assets, which was partially offset by increased production at Fort Hills. Decreased production from the company’s In Situ assets was primarily due to the major planned turnaround at Firebag, which commenced during the quarter, and unplanned maintenance at MacKay River, which returned to normal production rates in the third quarter. Production from Fort Hills increased to 87,400 bbls/d, compared to 45,300 bbls/d in the prior year quarter, reflecting two-train operations, partially offset by planned maintenance completed early in the quarter.
Subsequent to the second quarter of 2022, the planned maintenance activities at Oil Sands Base Upgrader 2 and Firebag were completed, and both assets have safely ramped up to normal operating rates.
Sales Volumes
	Three months ended June 30		Six months ended June 30
(mbbls/d)	2022	2021	2022	2021
Upgraded – net SCO and diesel	489.4	433.9	503.4	474.2

Non-upgraded bitumen	162.7	183.5	158.2	182.0
Total	652.1	617.4	661.6	656.2
SCO and diesel sales volumes increased to 489,400 bbls/d in the second quarter of 2022, compared to 433,900 bbls/d in the prior year quarter, consistent with the increase in upgraded production, discussed above, and reflecting a draw of inventory in the second quarter of 2022 compared to a build of inventory in the prior year quarter.
Non-upgraded bitumen sales volumes were 162,700 bbls/d in the second quarter of 2022, compared to 183,500 bbls/d in the prior year quarter, and were impacted by the same factors that affected production volumes, discussed above.
2022 Second Quarter   Suncor Energy Inc.   19

Management’s Discussion and Analysis
Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended June 30		Six months ended June 30
($/bbl)	2022	2021	2022	2021
Upgraded – net SCO and diesel	137.17	76.50	125.57	70.41

Non-upgraded bitumen	113.41	50.20	105.24	46.41

Crude sales basket (all products)	131.28	68.68	120.72	63.75

Crude sales basket, relative to WTI	(7.10)	(12.40)	(8.25)	(13.47)

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands price realizations increased in the second quarter of 2022 from the prior year quarter, in line with the significantly higher commodity price environment and reflecting the margin enhancement opportunities driven by the company’s sales and marketing organization.
Royalties
Royalties for the Oil Sands segment increased in the second quarter of 2022 compared to the prior year quarter, primarily due to higher crude price realizations in the current period compared to the prior year quarter.
Expenses and Other Factors
Total Oil Sands operating and transportation expenses increased in the second quarter of 2022 compared to the prior year quarter. See the reconciliation in the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset.
At Oil Sands operations, operating costs in the second quarter of 2022 increased compared to the prior year quarter, primarily due to higher natural gas and other commodity prices.
At Fort Hills, operating costs in the second quarter of 2022 increased when compared to the prior year quarter, primarily due to increased production levels associated with two-train operations in 2022, and higher commodity prices.
Suncor’s share of Syncrude operating costs in the second quarter of 2022 increased when compared with the prior year quarter, primarily due to increased production, higher natural gas and other commodity prices and increased maintenance costs.
In the second quarter of 2022, higher natural gas prices resulted in an increase of Oil Sands segment operating costs by $138 million compared to the prior year quarter.
DD&A expense in the second quarter of 2022 was higher compared to the prior year quarter, due to increased sales volumes and higher derecognition charges of property, plant and equipment in the current period.
20   2022 Second Quarter   Suncor Energy Inc.

Cash Operating Costs
($ millions, except as noted)	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Oil Sands operating, selling and general expense (OS&G)(1)	2 169	1 945	4 381	3 918
Oil Sands operations cash operating costs(2) reconciliation

Oil Sands operations OS&G	1 341	1 179	2 654	2 366

Non-production costs(3)	(92)	(77)	(185)	(173)

Excess power capacity and other(4)	(101)	(81)	(210)	(200)
Oil Sands operations cash operating costs(2)	1 148	1 021	2 259	1 993

Oil Sands operations production volumes (mbbls/d)	376.5	470.1	403.2	466.9

Oil Sands operations cash operating costs(2) ($/bbl)	33.50	23.85	30.95	23.60
Fort Hills cash operating costs(2) reconciliation

Fort Hills OS&G	289	201	555	398

Non-production costs(3)	(48)	(31)	(86)	(58)
Fort Hills cash operating costs(2)	241	170	469	340

Fort Hills production volumes (mbbls/d)	87.4	45.3	87.4	48.2

Fort Hills cash operating costs(2) ($/bbl)	30.20	41.35	29.60	39.05
Syncrude cash operating costs(2) reconciliation

Syncrude OS&G	721	567	1 397	1 206

Non-production costs(3)	(70)	(48)	(162)	(125)
Syncrude cash operating costs(2)	651	519	1 235	1 081

Syncrude production volumes (mbbls/d)	196.5	113.7	191.6	153.2

Syncrude cash operating costs(2) ($/bbl)	36.40	50.25	35.65	38.95

(1)
Beginning in the second quarter of 2022, the company revised the presentation of its cash operating costs reconciliation to present Oil Sands inventory changes and internal transfers on an aggregate basis. Oil Sands inventory changes and internal transfers reflect i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. Comparative periods have been updated to reflect this change, with no impact to total Oil Sands Operations, Fort Hills or Syncrude cash operating costs or cash operating costs per barrel. In the second quarter and first six months of 2022, Oil Sands OS&G includes ($182) million and ($225) million, respectively, of inventory changes and internal transfers. In the second quarter and first six months of 2021, Oil Sands OS&G includes ($2) million and ($52) million, respectively, of inventory changes and internal transfers.

(2)
Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(3)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production. In addition, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) were $33.50 in the second quarter of 2022, compared to $23.85 in the prior year quarter, due to higher operating, selling and general expenses, as detailed above, and decreased production. Oil Sands operations non-production costs, which are excluded from cash operating costs, were higher in the current quarter compared to the prior year quarter primarily due to and an increase in share-based compensation expenses. Excess power capacity and other costs at Oil Sands operating in the second quarter of 2022 were higher than the prior year quarter, due mainly to an increase in non-monetary natural gas costs.
Fort Hills cash operating costs per barrel(1) decreased to $30.20 in the second quarter of 2022, compared to $41.35 in the prior year quarter, reflecting increased production, partially offset by higher operating, selling and general expenses, as detailed above. Fort Hills non-production costs were higher in the current quarter compared to the prior year quarter mainly due to the increased price and volumes for internally sourced diesel, which is adjusted to reflect internally produced diesel from Oil Sands operations at the cost of production.
(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2022 Second Quarter   Suncor Energy Inc.   21

Management’s Discussion and Analysis
Syncrude cash operating costs per barrel(1) decreased to $36.40 in the second quarter of 2022, compared to $50.25 in the prior year quarter, reflecting increased production, due to the timing of planned turnaround activities, partially offset by higher operating, selling and general expenses, as detailed above.
Results for the First Six Months of 2022
Oil Sands earnings before income taxes for the first six months of 2022 increased to $5.201 billion, compared to $1.027 billion in the prior year period. In addition to the factors impacting operating earnings explained below, earnings before income taxes for the first six months of 2022 included a $73 million unrealized gain on risk management activities. Earnings before income taxes for the first six months of 2021 included a $5 million unrealized gain on risk management activities.
Oil Sands adjusted operating earnings(1) for the first six months of 2022 increased to $5.128 billion, compared to $1.022 billion in the prior year period. The increase was primarily due to significantly higher realized crude prices and increased production, partially offset by higher royalties associated with higher crude price realizations.
Oil Sands adjusted funds from operations(1) for the first six months of 2022 increased to $7.645 billion, compared to $3.371 billion in the prior year period, with the increase primarily due to the same factors that influenced operating earnings noted above.
Oil Sands operations cash operating costs per barrel(1) averaged $30.95 for the first six months of 2022, compared to an average of  $23.60 for the first six months of 2021, with the increase due to increased operating, selling and general expenses, primarily driven by higher natural gas and other commodity input costs, and decreased production.
Fort Hills cash operating costs per barrel(1) averaged $29.60 for the first six months of 2022, a decrease compared to $39.05 in the first six months of 2021, reflecting increased production, partially offset by higher operating, selling and general expenses, primarily due to higher natural gas and other commodity prices and increased production levels associated with two-train operations in 2022.
Syncrude cash operating costs per barrel(1) averaged $35.65 for the first six months of 2022, a decrease compared to $38.95 in the first six months of 2021, primarily due to increased production volumes, partially offset by increased operating, selling and general expenses reflecting increased natural gas and other commodity prices and increased maintenance costs.
Planned Maintenance Update
Subsequent to the second quarter of 2022, the company completed its planned annual coker maintenance at Oil Sands Base Upgrader 2 and its significant planned turnaround activities at Firebag. In the third quarter of 2022, the company plans to commence planned annual coker maintenance at Oil Sands Base Upgrader 1 and planned turnaround activities at Syncrude. The impact of these maintenance events has been reflected in the company’s 2022 guidance.
(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

22   2022 Second Quarter   Suncor Energy Inc.

EXPLORATION AND PRODUCTION
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Gross revenues(1)	1 219	906	2 234	1 496

Less: Royalties(1)	(193)	(218)	(340)	(262)
Operating revenues, net of royalties	1 026	688	1 894	1 234
Earnings before income taxes(2)	1 361	340	2 006	598
Adjusted for:

Asset impairment (reversal)	(645)	—	(645)	—
Adjusted operating earnings(2)(3)	716	340	1 361	598
Adjusted funds from operations(2)(3)	841	500	1 565	865

(1)
Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the second quarter of 2022, revenue includes a gross-up amount of  $114 million, with an offsetting amount of  $88 million in royalties in the E&P segment and $26 million in income tax expense reported at the consolidated level. In the first six months of 2022, revenue includes a gross-up amount of  $252 million, with an offsetting amount of  $148 million in royalties in the E&P segment and $104 million in income tax expense reported at the consolidated level. In the second quarter and first six months of 2021, revenue includes a gross-up amount of  $135 million, with an offsetting amount of  $135 million in royalties in the E&P segment.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(3)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

Adjusted operating earnings for the E&P segment in the second quarter of 2022 increased to $716 million compared to $340 million in the prior year quarter, with the increase primarily due to significantly higher realized crude prices and lower DD&A, partially offset by lower sales volumes in the second quarter of 2022 compared to the prior year quarter.
2022 Second Quarter   Suncor Energy Inc.   23

Management’s Discussion and Analysis
Volumes
	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
E&P Canada (mbbls/d)	52.9	57.5	52.1	57.8

E&P International (mboe/d)	25.8	26.5	27.4	31.8
Total production (mboe/d)	78.7	84.0	79.5	89.6
Total sales volumes (mboe/d)	86.7	103.8	83.1	94.1
Production volumes for E&P Canada were 52,900 bbls/d in the second quarter of 2022, compared to 57,500 bbls/d in the prior year quarter, primarily due to natural declines.
In the second quarter of 2022, Suncor and the joint venture owners announced the decision to restart the West White Rose Project offshore the east coast of Canada. As a result of the restart decision, Suncor has increased its ownership in the White Rose assets by an additional 12.5% to approximately 39%. Production from the West White Rose Project is expected to commence in the first half of 2026, and is expected to provide long-term value for the company by extending the production life of the White Rose field.
Investment in the Terra Nova Floating, Production, Storage and Offloading facility related to the Asset Life Extension Project is ongoing and the asset is anticipated to sail back to Canada for a safe return to operations later in the fourth quarter of 2022.
E&P International production was 25,800 boe/d in the second quarter of 2022, compared to 26,500 boe/d in the prior year quarter, primarily due to the sale of the company’s working interest in the Golden Eagle Area Development in the fourth quarter of 2021, and decreased liftings in Libya, partially offset by increased production at Buzzard in the current quarter, as the prior year quarter was impacted by planned turnaround activities. Subsequent to the second quarter of 2022, the company reached an agreement for the sale of its Norway assets, pending regulatory approval, for gross proceeds of approximately $410 million (Canadian dollar equivalent), before closing adjustments and other closing costs. The sale is expected to be completed in the fourth quarter of 2022, with an effective date of March 1, 2022.
Total E&P sales volumes were 86,700 boe/d in the second quarter of 2022, compared to 103,800 boe/d in the prior year quarter, primarily due to a smaller draw of inventory in the current quarter compared to the prior year quarter, as the prior quarter included a large draw of inventory at E&P Canada due to lifting schedules.
Price Realizations(1)
	Three months ended June 30		Six months ended June 30
Net of transportation costs, but before royalties	2022	2021	2022	2021
E&P Canada – Crude oil and natural gas liquids ($/bbl)	140.24	80.65	132.05	77.76

E&P International(2) ($/boe)	127.84	78.82	120.58	73.99

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
E&P International price realizations exclude Libya.

Price realizations at E&P Canada and E&P International increased in the second quarter of 2022 from the prior year quarter, in line with the significantly higher commodity price environment.
Royalties
E&P royalties in the second quarter of 2022 were higher than the prior year quarter primarily due to the increase in price realizations.
Expenses and Other Factors
Operating and transportation expenses increased in the second quarter of 2022 compared to the prior year quarter, primarily in E&P Canada, including increased maintenance, and an increase in costs related to the company’s additional working interest in White Rose, partially offset by a large draw in inventory in the prior year quarter and the sale of the Golden Eagle Area Development resulting in lower transportation and operating costs in the current period.
DD&A and exploration expense decreased in the second quarter of 2022 compared to the prior year quarter, primarily due to lower sales volumes in the current quarter compared to the prior year quarter.
Financing expense and other in the second quarter of 2022 was comparable to the prior year quarter.
24   2022 Second Quarter   Suncor Energy Inc.

Non-Cash Asset Impairment Reversal and Impairment
During the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of  $715 million before-tax on its share of the White Rose assets. Also during the second quarter of 2022, as a result of the company’s expected sale of its assets in Norway, and the subsequently reached agreement for such sale, the company recorded a non-cash impairment of  $70 million before-tax against its share of the Norway assets.
Results for the First Six Months of 2022
Earnings before income taxes for E&P for the first six months of 2022 increased to $2.006 billion, compared to $598 million in the prior year period. In addition to the factors impacting operating earnings described below, earnings before income taxes for the first six months of 2022 included a non-cash impairment reversal of  $715 million on the company’s share of the White Rose assets and a non-cash impairment of  $70 million against the company’s share of its assets in Norway.
Adjusted operating earnings(1) for E&P for the first six months of 2022 increased to $1.361 billion, compared to $598 million for the first six months of 2021. The increase was primarily due to significantly higher realized crude prices in the current period compared to the prior year period, and the recognition of contingent consideration in the first quarter of 2022, related to the company’s sale of the Golden Eagle Area Development, partially offset by lower sales volumes and increased royalties due to the increase in price realizations.
Adjusted funds from operations(1) for the first six months of 2022 increased to $1.565 billion, compared to $865 million for the first six months of 2021, due to the same reasons noted in operating earnings above.
Planned Maintenance Update for Operated Assets
There are no significant maintenance events scheduled for the remainder of 2022.
(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2022 Second Quarter   Suncor Energy Inc.   25

Management’s Discussion and Analysis
REFINING AND MARKETING
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Operating revenues	10 239	4 938	18 094	9 951
Earnings before income taxes(1)	2 007	486	3 424	1 420
Adjusted for:

Unrealized loss (gain) on risk management activities	1	(18)	(21)	(9)
Adjusted operating earnings(1)(2)	2 008	468	3 403	1 411
Adjusted funds from operations(1)(2)	2 127	677	3 724	1 849

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

R&M adjusted operating earnings in the second quarter of 2022 increased to $2.008 billion from $468 million in the prior year quarter. The increase was primarily due to a significant increase in refining and marketing margins as a result of significantly higher benchmark crack spreads in the current period, a larger FIFO inventory valuation gain and higher crude throughput in the second quarter of 2022 compared to the prior year quarter. In the second quarter of 2022, adjusted operating earnings included a before-tax FIFO inventory valuation gain, including the impact of commodity risk management activities, of  $525 million on the increase in crude and refined product benchmarks, compared to a $288 million gain in the prior year quarter. Adjusted operating earnings were unfavourably impacted by increased operating expenses in the second quarter of 2022 compared to the prior year quarter, primarily due to increased commodity input costs and refinery maintenance expenses.
26   2022 Second Quarter   Suncor Energy Inc.

Volumes
	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Crude oil processed (mbbls/d)

Eastern North America	191.4	183.7	200.4	192.1

Western North America	197.9	141.6	212.3	184.5
Total	389.3	325.3	412.7	376.6
Refinery utilization(1) (%)

Eastern North America	86	83	90	87

Western North America	81	58	87	76
Total	84	70	89	81
Refined product sales (mbbls/d)

Gasoline	223.4	201.0	224.8	216.7

Distillate	232.4	196.9	243.3	221.2

Other	105.9	65.4	88.8	67.7
Total	561.7	463.3	556.9	505.6
Refining and marketing gross margin – FIFO(2) ($/bbl)	76.85	38.00	64.30	39.55

Refining and marketing gross margin – LIFO(2) ($/bbl)	62.85	29.05	48.60	29.75

Refining operating expense(2) ($/bbl)	7.15	6.65	6.70	6.15

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Refinery crude throughput increased to 389,300 bbls/d and refinery utilization was 84% in the second quarter of 2022, compared to 325,300 bbls/d and 70% in the prior year quarter, reflecting planned turnaround activities in both periods. During the second quarter of 2022, the company completed planned turnaround activities at its Edmonton, Sarnia and Montreal refineries, and unplanned maintenance at its Commerce City refinery, enabling its refineries to exit the quarter with an average refinery utilization of over 100%. Refined product sales in the second quarter of 2022 increased to 561,700 bbls/d, compared to 463,300 bbls/d in the prior year quarter, reflecting improved refined product demand in the current period compared to the prior year quarter, which was impacted by COVID-19-related restrictions. This increased refined product demand was partially met by a planned draw of refined product inventory that the company strategically built in the first quarter of 2022 in anticipation of significant planned turnaround activities in the second quarter.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(2) basis, Suncor’s refining and marketing gross margin increased to $62.85/bbl in the second quarter of 2022, from $29.05/bbl in the prior year quarter, due to significantly higher benchmark crack spreads resulting from increased demand and declining North American refined product inventories, margin enhancement activities by the supply and marketing organization as part of the company’s incremental free funds flow target, and the widening of heavy crude oil differentials. On a LIFO basis, Suncor’s refining and marketing gross margin represents nearly 100% margin capture in the second quarter of 2022. Suncor’s refining and marketing gross margin also reflects Suncor’s feedstock advantage, which enables the company to process heavier crude oil, marketing and logistics capabilities, and strong sales channels within its integrated retail and wholesale networks. These factors were partially offset by tightened location differentials from regional benchmarks to the company’s local markets.

•
On a FIFO basis, Suncor’s refining and marketing gross margin increased to $76.85/bbl in the second quarter of 2022, from $38.00/bbl in the prior year quarter, due to the same factors noted above, in addition to FIFO inventory valuation impacts. In the second quarter of 2022, the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, including the impact of commodity risk management activities, resulted in a gain of  $525 million before-tax. In the prior year quarter, FIFO, including the impact of commodity risk management activities, resulted in a gain of $288 million before-tax, for a favourable quarter-over-quarter impact of  $237 million.

(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2022 Second Quarter   Suncor Energy Inc.   27

Management’s Discussion and Analysis
Expenses and Other Factors
Operating expenses and DD&A in the second quarter of 2022 increased compared to the prior year quarter, due to higher commodity input costs and refinery maintenance expenses, primarily due to unplanned maintenance at the company’s Commerce City refinery, and increased throughput.
Refining operating expense per barrel(1) was $7.15 in the second quarter of 2022, compared to $6.65 in the prior year quarter, primarily due to increased commodity input costs partially offset by increased throughput.
Results for the First Six Months of 2022
R&M’s earnings before income taxes were $3.424 billion for the first six months of 2022, compared to $1.420 billion in the prior year period. In addition to the factors impacting operating earnings described below, earnings before income taxes for the first six months of 2022 included a $21 million unrealized gain on risk management activities, compared to a $9 million unrealized gain on risk management activities in the prior year period.
Adjusted operating earnings(1) for R&M in the first six months of 2022 increased to $3.403 billion, compared to $1.411 billion in the first six months of 2021, with the increase primarily due to a significant increase in refining and marketing margins as a result of significantly higher benchmark crack spreads in the current period, a larger FIFO inventory valuation gain and higher crude throughput in the first six months of 2022 compared to the prior year period. For the first six months of 2022, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, had a positive impact to adjusted operating earnings and adjusted funds from operations of  $1.254 billion, compared to a $720 million impact in the first six months of 2021.
R&M’s adjusted funds from operations(1) in the first six months of 2022 increased to $3.724 billion, compared to $1.849 billion in the first six months of 2021, and increased primarily due to the same factors that influenced adjusted operating earnings described above.
Planned Maintenance
The company has completed all major planned refinery maintenance for 2022.
(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

28   2022 Second Quarter   Suncor Energy Inc.

CORPORATE AND ELIMINATIONS
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Loss before income taxes(1)	(851)	(320)	(1 374)	(843)
Adjusted for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	352	(174)	206	(370)

Restructuring charge(2)	—	—	—	168
Adjusted operating loss(1)(3)	(499)	(494)	(1 168)	(1 045)

Corporate and Renewables	(358)	(428)	(746)	(857)

Eliminations – Intersegment profit eliminated	(141)	(66)	(422)	(188)
Adjusted funds used in operations(1)(3)	(402)	(431)	(1 067)	(1 101)

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2)
During the first quarter of 2021, the company recorded a restructuring charge in operating, selling and general expenses related to workforce reduction plans.

(3)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of  $358 million for the second quarter of 2022, compared to $428 million for the prior year quarter, with the decreased loss primarily attributable to an operational foreign exchange gain, as compared to an operational foreign exchange loss in the prior year quarter, and a decrease in interest expense on long-term debt in the second quarter of 2022 compared to the prior year quarter as a result of debt repayments that occurred throughout 2021. The decreased loss was partially offset by an increase in share-based compensation expense in the second quarter of 2022 compared to the prior year quarter. Suncor capitalized $44 million of its borrowing costs in the second quarter of 2022, as part of the cost of major development assets and construction projects in progress, compared to $37 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the second quarter of 2022, the company deferred $141 million of intersegment profit, compared to $66 million in the prior year quarter, which was driven by the increase in Oil Sands price realizations over the previous quarter, as lower margin crude refinery feedstock sourced internally from Oil Sands was sold and replaced by higher margin crude inventory.
Corporate and Eliminations adjusted funds used in operations were $402 million for the second quarter of 2022, compared to $431 million in the second quarter of 2021, and were influenced by the same factors impacting adjusted operating loss described above, excluding the impact of share-based compensation expense.
Results for the First Six Months of 2022
Corporate and Eliminations loss before income taxes was $1.374 billion for the first six months of 2022, compared to $843 million in the prior year period. In addition to the factors impacting operating loss described below, the loss before income taxes for the first six months of 2022 included a $206 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt. Corporate and Eliminations loss before income taxes in the prior year period included a $370 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt and a restructuring charge of  $168 million related to workforce reduction plans recorded in the first quarter of 2021.
The adjusted operating loss for Corporate and Eliminations for the first six months of 2022 was $1.168 billion, compared to $1.045 billion in the first six months of 2021. The increased loss was attributed to a greater elimination of intercompany profit in the current year period compared to the prior year period and an increased share-based compensation expense in the first six months of 2022, as compared to the first six months of 2021. The increased loss was partially offset by an unrealized gain on investment recorded in the first quarter of 2022 and a decrease in interest expense on long-term debt in the first six months of 2022 compared to the prior year period as a result of debt repayments that occurred throughout 2021. The company capitalized $81 million of its borrowing costs in the first six months of 2022, compared with $68 million in the first six months of 2021.
Corporate and Eliminations adjusted funds used in operations for the first six months of 2022 were $1.067 billion, compared to $1.101 billion in the prior year period, and were influenced by the same factors impacting adjusted operating loss noted above, excluding the impact of share-based compensation expense and the unrealized gain on investment recorded in the first quarter of 2022. Adjusted funds used in operations in the prior year period were impacted by the restructuring charge related to workforce reduction plans recorded in the first quarter of 2021.
The company continues to progress the sale of its wind and solar assets, with a sale expected to close in early 2023.
2022 Second Quarter   Suncor Energy Inc.   29

Management’s Discussion and Analysis
5. INCOME TAX
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Current income tax expense	1 452	228	2 428	512

Deferred income tax (recovery) expense	(39)	(8)	(116)	1
Income tax expense included in net earnings	1 413	220	2 312	513

Less: income tax expense (recovery) on adjusted operating earnings adjustments	130	15	157	(5)
Income tax expense included in adjusted operating earnings	1 283	205	2 155	518
Effective tax rate	26.1%	20.2%	25.0%	23.3%
The provision for income taxes in the second quarter and first six months of 2022 increased compared to the prior year periods, primarily due to increased earnings in the second quarter and first six months of 2022 compared to the prior year periods. In the second quarter of 2022, the company’s effective tax rate on net earnings was 26.1%, compared to 20.2% in the prior year quarter. In the first six months of 2022, the company’s effective tax rate on net earnings was 25.0%, compared to 23.3% in the prior year period. The effective tax rate increased in the second quarter and first six months of 2022 compared to the prior year periods, primarily due to the impact of income earned in foreign jurisdictions with higher statutory tax rates, non-taxable foreign exchange gains and losses on the revaluation of U.S. dollar denominated debt, and other permanent items impacting total tax expense.
30   2022 Second Quarter   Suncor Energy Inc.

6. Capital Investment Update
Capital and Exploration Expenditures by Segment
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Oil Sands	905	834	1 573	1 373

Exploration and Production(1)	115	64	198	133

Refining and Marketing	261	375	393	495

Corporate and Eliminations(2)	14	74	142	149
Total capital and exploration expenditures	1 295	1 347	2 306	2 150

Less: capitalized interest on debt	(44)	(37)	(81)	(68)
	1 251	1 310	2 225	2 082

(1)
Excludes capital expenditures related to assets held for sale of  $15 million in the second quarter of 2022 and $34 million in the first six months of 2022.

(2)
Excludes capital expenditures related to assets held for sale of  $21 million in the second quarter and first six months of 2022.

Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended June 30, 2022			Six months ended June 30, 2022
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total
Oil Sands

Oil Sands Base	274	140	414	438	283	721

In Situ	121	75	196	179	150	329

Fort Hills	90	—	90	157	1	158

Syncrude	158	15	173	253	53	306

Exploration and Production(3)	—	108	108	—	185	185

Refining and Marketing	251	10	261	375	18	393

Corporate and Eliminations(4)	5	4	9	9	124	133
	899	352	1 251	1 411	814	2 225

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3)
Excludes capital expenditures related to assets held for sale of  $15 million in the second quarter of 2022 and $34 million in the first six months of 2022.

(4)
Excludes capital expenditures related to assets held for sale of  $21 million in the second quarter and first six months of 2022.

During the second quarter of 2022, the company spent $1.251 billion on capital expenditures, excluding capitalized interest, compared to $1.310 billion in the prior year quarter. The decrease in capital expenditures in the current quarter was primarily due to decreased asset sustainment and maintenance capital expenditures at R&M and Syncrude, and decreased economic investment capital expenditures at Corporate and Eliminations, partially offset by increased asset sustainment and maintenance capital expenditures at In Situ due to the significant turnaround at Firebag during current period.
Activity in the second quarter of 2022 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $414 million in the second quarter of 2022 and were primarily focused on asset sustainment and maintenance activities, as well as economic investment to progress low-carbon power cogeneration to replace the coke-fired boilers.
In Situ capital expenditures were $196 million in the second quarter of 2022 and were directed towards asset sustainment and maintenance activities related to the significant turnaround at Firebag, and economic investment activities, including the continued investment in well pad projects.
2022 Second Quarter   Suncor Energy Inc.   31

Management’s Discussion and Analysis
Capital expenditures at Fort Hills were $90 million in the second quarter of 2022, and were directed towards asset sustainment for mine and tailing development and maintenance activities.
Syncrude capital expenditures were $173 million in the second quarter of 2022, the majority of which were for asset sustainment and maintenance expenditures relating to the company’s planned maintenance program and tailings development. Economic investment during the quarter was directed towards progressing the Mildred Lake West Extension mining project.
Exploration and Production
Capital and exploration expenditures at E&P were $108 million in the second quarter of 2022 and were related to economic investment projects, including the Terra Nova Asset Life Extension Project, net of support from the Government of Newfoundland and Labrador, and development drilling at Hebron.
Refining and Marketing
R&M capital expenditures were $261 million in the second quarter of 2022 and were primarily related to asset sustainment and maintenance activities relating to the company’s planned maintenance program.
Corporate and Eliminations
Corporate and Eliminations capital expenditures were $9 million in the second quarter of 2022 and were primarily directed towards the company’s digital transformation.
32   2022 Second Quarter   Suncor Energy Inc.

7. Financial Condition and Liquidity
Indicators
	Twelve months ended June 30
	2022	2021
Return on capital employed(1)(2) (%)	19.4	1.9
Net debt to adjusted funds from operations(1) (times)	1.0	2.7
Total debt to total debt plus shareholders’ equity(1) (%)	30.4	36.4
Net debt to net debt plus shareholders’ equity(1) (%)	28.3	34.0
Net debt to net debt plus shareholders’ equity – excluding leases(1) (%)	24.3	30.5

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
ROCE would have been 18.2% for the twelve months ended June 30, 2022, excluding the impact of the impairment reversal of  $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022 and the impact of the impairment reversal of  $221 million ($168 million after-tax) in the third quarter of 2021. ROCE would have been 2.6% for the twelve months ended June 30, 2021, excluding the impact of impairments of  $559 million ($423 million after-tax) in the fourth quarter of 2020.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources to fund its planned 2022 capital spending program of $4.9 billion – $5.2 billion and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.
Available Sources of Liquidity
For the three months ended June 30, 2022, cash and cash equivalents decreased to $1.670 billion from $2.599 billion at March 31, 2022, with the use of cash related to the repurchase of Suncor’s common shares under its normal course issuer bid program (NCIB), the significant repayment of long-term debt during the quarter, the payment of dividends and income tax instalments and the company’s capital and exploration expenditures exceeding the company’s cash flow provided by operating activities, and an increase in short-term indebtedness.
For the six months ended June 30, 2022, cash and cash equivalents decreased to $1.670 billion from $2.205 billion at December 31, 2021, with the use of cash related to the repurchase of Suncor’s common shares under its NCIB, the significant repayment of long-term debt during the first six months of 2022, the payment of dividends and income tax instalments, the completion of a significant income tax payment related to the company’s 2021 income tax expense in the first quarter of 2022 and the company’s capital and exploration expenditures exceeding the company’s cash flow provided by operating activities, and an increase in short-term indebtedness.
As at June 30, 2022, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 17 days.
Available credit facilities for liquidity purposes at June 30, 2022, were $3.993 billion, compared to $4.247 billion at December 31, 2021. The decrease in liquidity was primarily due to an increase in short-term indebtedness.
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and future expected volatility in the current business environment. Suncor believes a phased and flexible approach to existing and future projects should assist the company in maintaining its ability to manage project costs and debt levels.
2022 Second Quarter   Suncor Energy Inc.   33

Management’s Discussion and Analysis
Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. At June 30, 2022, total debt to total debt plus shareholders’ equity was 30.4% (December 31, 2021 – 33.4%). The company also continues to be in compliance with all operating covenants under its debt agreements.
Change in Debt
	Three months ended	Six months ended
($ millions)	June 30, 2022	June 30, 2022
Total debt(1) – beginning of period	18 020	18 354

Decrease in long-term debt	(1 306)	(1 539)

Increase in short-term debt	198	269

Increase in lease liability	163	229

Lease payments	(83)	(167)

Foreign exchange on debt, and other	377	223
Total debt(1) – June 30, 2022	17 369	17 369

Less: Cash and cash equivalents – June 30, 2022	1 670	1 670
Net debt(1) – June 30, 2022	15 699	15 699

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

The company’s total debt decreased in the second quarter of 2022 due primarily to the significant repayment of long-term debt in the second quarter of 2022, which was partially offset by an increase in short-term debt, leases entered into during the period and unfavourable foreign exchange rates on U.S. dollar denominated debt compared to March 31, 2022.
The company’s total debt decreased in the first six months of 2022 due primarily to the significant repayment of long-term debt in the first six months of 2022, which was partially offset by an increase in short-term debt, leases entered into during the period and unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2021.
At June 30, 2022, Suncor’s net debt was $15.699 billion, compared to $15.421 billion at March 31, 2022, and $16.149 billion at December 31, 2021. The change in net debt was primarily due to the factors listed above and a decrease in cash and cash equivalents.
In the second quarter of 2022, the company completed an early redemption, at par, of its outstanding US$450 million 2.80% notes, originally scheduled to mature on May 5, 2023, and its outstanding US$550 million 3.10% notes, originally scheduled to mature on May 5, 2025. Also in the second quarter of 2022, the company completed a partial redemption, at par, for US$10.2 million of its outstanding US$152 million 6.00% notes, due on April 1, 2042.
Common Shares
June 30,
(thousands)	2022
Common shares	1 377 928

Common share options – exercisable	17 323

Common share options – non-exercisable	5 578
As at August 2, 2022, the total number of common shares outstanding was 1,364,690,640 and the total number of exercisable and non-exercisable common share options outstanding was 22,815,521. Once exercisable, each outstanding common share option is convertible into one common share.
34   2022 Second Quarter   Suncor Energy Inc.

Share Repurchases
In the first quarter of 2022, the TSX accepted a notice filed by Suncor to renew its NCIB to repurchase up to 5% of the company’s outstanding common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof. As at January 31, 2022, Suncor had 1,435,748,494 common shares issued and outstanding.
During the second quarter of 2022, and following the Board’s approval to increase the company’s share repurchase program to up to 10% of the company’s public float, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor’s public float as at January 31, 2022. No other terms of the NCIB have been amended. Suncor security holders may obtain a copy of the amended notice, without charge, by contacting the company.
Between February 8, 2022, and August 2, 2022, and pursuant to Suncor’s NCIB, Suncor repurchased 81,402,700 common shares on the open market, representing the equivalent of 5.7% of its common shares as at January 31, 2022, for approximately $3.679 billion, at a weighted average price of  $45.20 per common share.
The actual number of common shares that may be repurchased and the timing of any such repurchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2022	2021	2022	2021
Share repurchase activities (thousands of common shares)	53 513	22 934	75 212	34 989

Weighted average repurchase price per share (dollars per share)	47.70	28.05	44.94	27.47

Share repurchase cost	2 553	643	3 380	961
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2021 annual MD&A with no material updates to note during the first six months of 2022. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.
2022 Second Quarter   Suncor Energy Inc.   35

Management’s Discussion and Analysis
8. Quarterly Financial Data
Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents and the impacts of the COVID-19 pandemic.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020
Total production (mboe/d)

Oil Sands	641.5	685.7	665.9	605.1	615.7	690.6	671.5	519.0

Exploration and Production	78.7	80.4	77.4	93.5	84.0	95.3	97.7	97.2
	720.2	766.1	743.3	698.6	699.7	785.9	769.2	616.2
Revenues and other income

Operating revenues, net of royalties(1)	16 135	13 337	11 149	10 145	9 159	8 679	6 615	6 427

Other income (loss)	69	14	10	68	(66)	(43)	(21)	30
	16 204	13 351	11 159	10 213	9 093	8 636	6 594	6 457
Net earnings (loss)	3 996	2 949	1 553	877	868	821	(168)	(12)

per common share – basic (dollars)	2.84	2.06	1.07	0.59	0.58	0.54	(0.11)	(0.01)

per common share – diluted (dollars)	2.83	2.06	1.07	0.59	0.58	0.54	(0.11)	(0.01)
Adjusted operating earnings (loss)(2)(3)	3 814	2 755	1 294	1 043	722	746	(109)	(338)

per common share(4)(5) (dollars)	2.71	1.92	0.89	0.71	0.48	0.49	(0.07)	(0.22)
Adjusted funds from operations(2)	5 345	4 094	3 144	2 641	2 362	2 110	1 221	1 166

per common share(4)(5) (dollars)	3.80	2.86	2.17	1.79	1.57	1.39	0.80	0.76
Cash flow provided by operating activities	4 235	3 072	2 615	4 718	2 086	2 345	814	1 245

per common share – basic (dollars)	3.01	2.14	1.80	3.19	1.39	1.54	0.53	0.82
ROCE(4) (%) for the twelve months ended	19.4	12.7	8.6	4.5	1.9	(1.4)	(6.9)	(10.2)
ROCE excluding impairments(4) (%) for the twelve months ended	18.2	12.4	8.2	4.9	2.6	(0.6)	(2.9)	(1.3)
Common share information (dollars)

Dividend per common share	0.47	0.42	0.42	0.21	0.21	0.21	0.21	0.21

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	45.16	40.70	31.65	26.26	29.69	26.27	21.35	16.26

New York Stock Exchange (US$)	35.07	32.59	25.03	20.74	23.97	20.90	16.78	12.23

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products was decreased by $150 million, with no effect on net earnings.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings (loss) for each quarter are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Adjusted funds from operations for each quarter are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.

(3)
Beginning in the first quarter of 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(4)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Non-GAAP measures included in ROCE and ROCE excluding impairments are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.

(5)
Represented on a basic per share basis.

36   2022 Second Quarter   Suncor Energy Inc.

Business Environment
(average for the three months ended)		Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020
WTI crude oil at Cushing	US$/bbl	108.40	94.40	77.15	70.55	66.05	57.80	42.65	40.95

Dated Brent crude	US$/bbl	113.75	101.50	79.70	73.45	68.85	60.85	44.20	43.00

Dated Brent/Maya FOB price differential	US$/bbl	11.65	14.30	8.60	7.80	6.20	4.70	3.30	3.50

MSW at Edmonton	Cdn$/bbl	137.80	115.75	93.25	83.75	77.25	66.55	50.25	51.30

WCS at Hardisty	US$/bbl	95.60	79.80	62.50	56.95	54.60	45.40	33.35	31.90

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(12.80)	(14.60)	(14.65)	(13.60)	(11.45)	(12.40)	(9.30)	(9.05)

SYN-WTI (differential) premium	US$/bbl	6.05	(1.30)	(1.80)	(1.60)	0.35	(3.50)	(3.05)	(2.45)

Condensate at Edmonton	US$/bbl	108.35	96.15	79.10	69.20	66.40	58.00	42.55	37.55

Natural gas (Alberta spot) at AECO	Cdn$/GJ	6.90	4.50	4.45	3.40	2.95	2.95	2.50	2.10

Alberta Power Pool Price	Cdn$/MWh	122.45	90.00	107.30	100.35	104.50	95.45	46.15	43.85

New York Harbor 2-1-1 crack(1)	US$/bbl	60.05	28.25	20.65	20.90	20.35	15.60	9.85	10.20

Chicago 2-1-1 crack(1)	US$/bbl	49.40	20.20	16.90	20.45	20.25	13.40	7.95	7.75

Portland 2-1-1 crack(1)	US$/bbl	63.45	33.80	25.35	26.70	24.55	15.80	13.15	12.55

Gulf Coast 2-1-1 crack(1)	US$/bbl	52.55	26.80	19.65	19.55	18.25	14.45	9.00	8.55

U.S. Renewable Volume Obligation	US$/bbl	7.80	6.45	6.10	7.35	8.15	5.50	3.50	2.65

Exchange rate	US$/Cdn$	0.78	0.79	0.79	0.79	0.81	0.79	0.77	0.75

Exchange rate (end of period)	US$/Cdn$	0.78	0.80	0.79	0.78	0.81	0.80	0.78	0.75

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

2022 Second Quarter   Suncor Energy Inc.   37

Management’s Discussion and Analysis
9. Other Items
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2021 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2021.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2021, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2021 annual MD&A.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2021, note 9 to the unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2022, and the Financial Condition and Liquidity section of the 2021 annual MD&A.
Control Environment
Based on their evaluation as at June 30, 2022, Suncor’s Interim Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In April 2022, the company implemented a new enterprise resource planning (ERP) system across the entire organization, accordingly, the company modified a number of internal controls. There were no other changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended June 30, 2022, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.
The company is taking actions to monitor and maintain appropriate internal controls during the transition period following the new ERP system implementation. These include performing additional controls, verifications and testing to ensure data integrity.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Corporate Guidance
Suncor has further updated its previously announced 2022 guidance (which was originally disclosed via press release on December 13, 2021), as set forth in Suncor’s press releases dated February 2, 2022, May 9, 2022, and August 4, 2022, a copy of which is available on www.sedar.com.
38   2022 Second Quarter   Suncor Energy Inc.

10. Non-GAAP and Other Financial Measures Advisory
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were restated.
Adjusted Operating Earnings (Loss)
Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.
Bridge Analyses of Adjusted Operating Earnings (Loss)
Throughout this MD&A, the company presents charts that illustrate the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the before-tax impact of the FIFO method of inventory valuation in the company’s R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries, as both represent inventory valuation adjustments, and downstream realized commodity risk management activities.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

•
The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

2022 Second Quarter   Suncor Energy Inc.   39

Management’s Discussion and Analysis
Return on Capital Employed (ROCE) and ROCE Excluding Impairments
ROCE is a measure that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended June 30
($ millions, except as noted)		2022	2021
Adjustments to net earnings

Net earnings		9 375	1 509

Add (deduct) after-tax amounts for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt		426	(1 166)

Net interest expense		638	689
Adjusted net earnings(1)	A	10 439	1 032
Capital employed – beginning of twelve-month period

Net debt(2)		18 681	20 034

Shareholders’ equity		36 209	36 516
		54 890	56 550
Capital employed – end of twelve-month period

Net debt(2)		15 699	18 681

Shareholders’ equity		39 765	36 209
		55 464	54 890
Average capital employed	B	53 812	55 504
ROCE (%)(3)	A/B	19.4	1.9

(1)
Total before-tax impact of adjustments is $1.305 billion for the twelve months ended June 30, 2022, and ($368) million for the twelve months ended June 30, 2021.

(2)
Net debt is a non-GAAP financial measure.

(3)
ROCE would have been 18.2% for the twelve months ended June 30, 2022, excluding the impact of the impairment reversal of  $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022 and the impact of the impairment reversal of  $221 million ($168 million after-tax) in the third quarter of 2021. ROCE would have been 2.6% for the twelve months ended June 30, 2021, excluding the impact of impairments of  $559 million ($423 million after-tax) in the fourth quarter of 2020.

40   2022 Second Quarter   Suncor Energy Inc.

Adjusted Funds From (Used In) Operations(1)
Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective management’s discussion and analysis or quarterly report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.
Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings (loss) before income taxes(1)	2 892	582	1 361	340	2 007	486	(851)	(320)	—	—	5 409	1 088

Adjustments for:

Depreciation, depletion, amortization and impairment	1 279	1 092	(505)	191	199	208	25	21	—	—	998	1 512

Accretion	58	60	16	15	2	1	—	1	—	—	76	77

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	352	(174)	—	—	352	(174)

Change in fair value of financial instruments and trading inventory	(22)	71	(22)	(47)	(89)	(36)	—	—	—	—	(133)	(12)

Loss (gain) on disposal of assets	1	—	—	—	(11)	—	—	(8)	—	—	(10)	(8)

Share-based compensation	53	24	3	2	21	14	57	41	—	—	134	81

Settlement of decommissioning and restoration liabilities	(59)	(39)	(18)	—	(3)	(3)	—	(1)	—	—	(80)	(43)

Other	29	54	6	(1)	1	7	15	9	—	—	51	69

Current income tax expense	—	—	—	—	—	—	—	—	(1 452)	(228)	(1 452)	(228)
Adjusted funds from (used in) operations(1)	4 231	1 844	841	500	2 127	677	(402)	(431)	(1 452)	(228)	5 345	2 362

Change in non-cash working capital											(1 110)	(276)
Cash flow provided by operating activities											4 235	2 086

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

2022 Second Quarter   Suncor Energy Inc.   41

Management’s Discussion and Analysis
Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings (loss) before income taxes(1)	5 201	1 027	2 006	598	3 424	1 420	(1 374)	(843)	—	—	9 257	2 202

Adjustments for:

Depreciation, depletion, amortization and impairment	2 384	2 250	(376)	293	411	417	50	42	—	—	2 469	3 002

Accretion	121	119	30	29	3	3	—	—	—	—	154	151

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	206	(370)	—	—	206	(370)

Change in fair value of financial instruments and trading inventory	(43)	(44)	(39)	(54)	(125)	(18)	—	1	—	—	(207)	(115)

(Gain) loss on disposal of assets	(1)	—	—	—	(11)	(8)	—	(8)	—	—	(12)	(16)

Share-based compensation	81	23	2	1	26	12	81	43	—	—	190	79

Settlement of decommissioning and restoration liabilities	(147)	(107)	(18)	(1)	(5)	(4)	(1)	(1)	—	—	(171)	(113)

Other	49	103	(40)	(1)	1	27	(29)	35	—	—	(19)	164

Current income tax expense	—	—	—	—	—	—	—	—	(2 428)	(512)	(2 428)	(512)
Adjusted funds from (used in) operations(1)	7 645	3 371	1 565	865	3 724	1 849	(1 067)	(1 101)	(2 428)	(512)	9 439	4 472

Change in non-cash working capital											(2 132)	(41)
Cash flow provided by operating activities											7 307	4 431

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

42   2022 Second Quarter   Suncor Energy Inc.

Free Funds Flow
Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Cash flow provided by operating activities	4 235	2 086	7 307	4 431

(Add) deduct change in non-cash working capital	(1 110)	(276)	(2 132)	(41)
Adjusted funds from operations	5 345	2 362	9 439	4 472

Less capital expenditures including capitalized interest(1)	(1 295)	(1 347)	(2 306)	(2 150)
Free funds flow	4 050	1 015	7 133	2 322

(1)
Excludes capital expenditures related to assets held for sale of  $36 million in the second quarter of 2022 and $55 million in the first six months of 2022.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, research costs, safe-mode costs associated with the deferral of capital projects, additional costs incurred in response to the COVID-19 pandemic, adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; and iii) project startup costs. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.
2022 Second Quarter   Suncor Energy Inc.   43

Management’s Discussion and Analysis
Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2022	2021	2022	2021
Refining and marketing gross margin reconciliation

Operating revenues	10 239	4 938	18 094	9 951

Purchases of crude oil and products	(7 385)	(3 712)	(12 867)	(6 987)
	2 854	1 226	5 227	2 964

Other (loss) income	35	6	(75)	(39)

Non-refining and marketing margin	(6)	(14)	(19)	(27)
Refining and marketing gross margin – FIFO	2 883	1 218	5 133	2 898

Refinery production(1) (mbbls)	37 517	32 050	79 828	73 261
Refining and marketing gross margin – FIFO ($/bbl)	76.85	38.00	64.30	39.55
FIFO and risk management activities adjustment	(525)	(288)	(1 254)	(720)
Refining and marketing gross margin – LIFO	2 358	930	3 879	2 178
Refining and marketing gross margin – LIFO ($/bbl)	62.85	29.05	48.60	29.75
Refining operating expense reconciliation

Operating, selling and general expense	592	472	1 151	951

Non-refining costs	(323)	(259)	(617)	(501)
Refining operating expense	269	213	534	450

Refinery production(1) (mbbls)	37 517	32 050	79 828	73 261
Refining operating expense ($/bbl)	7.15	6.65	6.70	6.15

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

44   2022 Second Quarter   Suncor Energy Inc.

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
Net Debt and Total Debt
Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
	June 30	December 31
($ millions, except as noted)	2022	2021
Short-term debt	1 581	1 284

Current portion of long-term debt	—	231

Current portion of long-term lease liabilities	302	310

Long-term debt	12 880	13 989

Long-term lease liabilities	2 606	2 540
Total debt	17 369	18 354

Less: Cash and cash equivalents	1 670	2 205
Net debt	15 699	16 149

Shareholders’ equity	39 765	36 614
Total debt plus shareholders’ equity	57 134	54 968
Total debt to total debt plus shareholders’ equity (%)	30.4	33.4
Net debt to net debt plus shareholders’ equity (%)	28.3	30.6
Net debt to net debt plus shareholders’ equity – excluding leases (%)	24.3	26.6
2022 Second Quarter   Suncor Energy Inc.   45

Management’s Discussion and Analysis
Price Realizations
Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
Oil Sands Price Realizations
For the quarter ended	June 30, 2022				June 30, 2021
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment
Operating revenues, net of royalties	1 929	5 346	7 275	7 275	1 280	3 136	4 416	4 416

Add: Royalties	292	1 195	1 487	1 487	62	158	220	220
Operating revenues	2 221	6 541	8 762	8 762	1 342	3 294	4 636	4 636

Other (loss) income	(4)	20	16	16	(71)	(8)	(79)	(79)

Purchases of crude oil and products	(467)	(94)	(561)	(561)	(321)	(24)	(345)	(345)

Gross realization adjustment(1)	27	(105)	(78)		(22)	(50)	(72)
Gross realization	1 777	6 362	8 139		928	3 212	4 140
Transportation and distribution	(97)	(190)	(287)	(287)	(89)	(191)	(280)	(280)
Price realization	1 680	6 172	7 852		839	3 021	3 860
Sales volumes (mbbls)	14 808	44 992	59 800		16 700	39 489	56 189
Price realization per barrel	113.41	137.17	131.28		50.20	76.50	68.68
For the six months ended	June 30, 2022				June 30, 2021
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment
Operating revenues, net of royalties	3 500	10 260	13 760	13 760	2 270	6 339	8 609	8 609

Add: Royalties	503	1 969	2 472	2 472	76	302	378	378
Operating revenues	4 003	12 229	16 232	16 232	2 346	6 641	8 987	8 987

Other (loss) income	(41)	64	23	23	(64)	(17)	(81)	(81)

Purchases of crude oil and products	(857)	(157)	(1 014)	(1 014)	(524)	(71)	(595)	(595)

Gross realization adjustment(1)	94	(241)	(147)		(57)	(124)	(181)
Gross realization	3 199	11 895	15 094		1 701	6 429	8 130
Transportation and distribution	(184)	(396)	(580)	(580)	(171)	(385)	(556)	(556)
Price realization	3 015	11 499	14 514		1 530	6 044	7 574
Sales volumes (mbbls)	28 638	91 584	120 222		32 946	85 832	118 778
Price realization per barrel	105.24	125.57	120.72		46.41	70.41	63.75

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

46   2022 Second Quarter   Suncor Energy Inc.

E&P Price Realizations
For the quarter ended	June 30, 2022				June 30, 2021
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues, net of royalties	292	670	64	1 026	211	434	43	688

Add: Royalties	—	106	87	193	—	84	134	218
Operating revenues	292	776	151	1 219	211	518	177	906

Transportation and distribution	(6)	(19)	—	(25)	(4)	(10)	(6)	(20)
Price realization	286	757	151		207	508	171
Sales volumes (mbbls)	2 240	5 404			2 619	6 301
Price realization per barrel	127.84	140.24			78.82	80.65
For the six months ended	June 30, 2022				June 30, 2021
($ millions, except as noted)	International	East Coast Canada	Other(1)(2)	E&P Segment	International	East Coast Canada	Other(1)(2)	E&P Segment
Operating revenues, net of royalties	564	1 146	184	1 894	415	751	68	1 234

Add: Royalties	—	193	147	340	—	128	134	262
Operating revenues	564	1 339	331	2 234	415	879	202	1 496

Transportation and distribution	(12)	(36)	—	(48)	(11)	(20)	(41)	(72)
Price realization	552	1 303	331		404	859	161
Sales volumes (mbbls)	4 576	9 864			5 447	11 049
Price realization per barrel	120.58	132.05			73.99	77.76

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)
Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the second quarter of 2022, revenue includes a gross-up amount of  $114 million, with an offsetting amount of  $88 million in royalties in the E&P segment and $26 million in income tax expense reported at the consolidated level. In the first six months of 2022, revenue includes a gross-up amount of  $252 million, with an offsetting amount of  $148 million in royalties in the E&P segment and $104 million in income tax expense reported at the consolidated level. In the second quarter and first six months of 2021, revenue includes a gross-up amount of  $135 million, with an offsetting amount of  $135 million in royalties in the E&P segment.

2022 Second Quarter   Suncor Energy Inc.   47

Management’s Discussion and Analysis
11. Common Abbreviations
The following is a list of abbreviations that may be used in this MD&A:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q2	Three months ended June 30
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
MW	megawatts	MSW	Mixed Sweet Blend
MWh	megawatts per hour	NYMEX	New York Mercantile Exchange
		YTD	Year to date
48   2022 Second Quarter   Suncor Energy Inc.

12. FORWARD-LOOKING INFORMATION
This MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:
•
Suncor’s expectation that the West White Rose Project will commence production in the first half of 2026, extend the production life of the White Rose field and provide long-term value for the company;

•
statements about Suncor’s 2025 targeted net debt range of  $12-$15 billion and the company’s expectation that, in the current business environment, it will achieve the lower end of its 2025 targeted net debt range during the second half of 2022;

•
Suncor’s expectation that the sale of its E&P assets in Norway will be completed in the fourth quarter of 2022 and the estimated proceeds therefrom, that a sale of its wind and solar assets will close early in 2023 and statements regarding the potential sale of Suncor’s entire U.K. E&P portfolio;

•
Suncor’s expectation that Terra Nova is on track to return to operations later in the fourth quarter and that the company will achieve strong refinery utilizations from the remainder of the year which will allow the company to capture strong forecasted benchmark crack spreads and refining margins;

•
Suncor’s commitment to improving its safety and operational performance and the steps it will take to do so in order to achieve its operational excellence priorities and ensuring safe practices are consistently implemented across all of Suncor’s facilities and geographies and that the targeted changes it has taken will help to sharpen the company’s focus on safety;

•
Suncor’s expectations for technologies such as collision awareness, driver safety systems and mobile equipment egress including the expected benefits therefrom;

•
statements regarding Suncor’s strategic review of its downstream retail business, including the goals, process and anticipated timing for the review to be completed;

•
statements about the Terra Nova Floating, Production, Storage and Offloading facility and the Asset Life Extension Project, including that the asset is on track to sail back to Canada for a safe return to operations in the fourth quarter of 2022;

•
statements about Suncor’s incremental free funds flow target, including with respect to the strategic initiatives that are expected to contribute to the target and the company’s expectation that it will achieve an additional $400 million of incremental free funds flow in 2022, primarily driven by the implementation of digital, process and technology initiatives;

•
expectations regarding Suncor’s operatorship of the Syncrude asset, including that the Suncor is continuing to progress towards realizing $100 million of annual gross synergies for the Syncrude joint venture owners in 2022, with an additional $200 million of annual gross synergies expected to be realized through 2023-2024;

•
Suncor’s expectation that it will remain committed to its capital allocation framework, its plan to accelerate its capital allocation plan and allocate incremental free funds flow in accordance therewith, with excess funds being allocated towards debt repayment and share buybacks based on net debt levels;

•
statements with respect to planned maintenance events, the timing thereof and the expected benefits therefrom, including annual coker maintenance at Oil Sands Base Upgrader 1 and turnaround activities at Syncrude;

•
Suncor’s belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor’s actual results;

2022 Second Quarter   Suncor Energy Inc.   49

Management’s Discussion and Analysis
•
statements regarding Suncor’s planned 2022 capital spending program of $4.9 billion to $5.2 billion, including Suncor’s expectation that its capital program will be heavily focused on the safety, long-term reliability and efficiency of the company’s operations and its belief that it will have the capital resources to fund the capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets and Suncor’s expectations regarding the allocation of its capital spending program and its expected benefits therefrom;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment and Suncor’s belief that a phased and flexible approach to existing and future projects should assist Suncor in its ability to manage project costs and debt levels;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures;

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders, and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy; and

•
Suncor's full-year outlook range on total production, Oil Sands operations production, Fort Hills production, Syncrude production, E&P production, Fort Hills cash operating costs per barrel, full year outlook for capital expenditures and full-year current income tax expenses as well as business environment outlook assumptions for WCS at Hardisty, New York Harbor 2-1-1 crack and AECO-C Spot.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
50   2022 Second Quarter   Suncor Energy Inc.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2021 annual MD&A, the 2021 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
2022 Second Quarter   Suncor Energy Inc.   51

Consolidated Statements of Comprehensive Income
(unaudited)
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Revenues and Other Income

Operating revenues, net of royalties (note 3)	16 135	9 159	29 472	17 838

Other income (loss) (note 4)	69	(66)	83	(109)
	16 204	9 093	29 555	17 729
Expenses

Purchases of crude oil and products	5 684	3 247	10 036	5 830

Operating, selling and general	3 088	2 720	6 176	5 620

Transportation and distribution	391	350	761	731

Depreciation, depletion, amortization and impairment	998	1 512	2 469	3 002

Exploration	6	12	45	20

Gain on disposal of assets	(10)	(8)	(12)	(16)

Financing expenses (note 6)	638	172	823	340
	10 795	8 005	20 298	15 527
Earnings before Income Taxes	5 409	1 088	9 257	2 202
Income Tax Expense (Recovery)

Current	1 452	228	2 428	512

Deferred	(39)	(8)	(116)	1
	1 413	220	2 312	513
Net Earnings	3 996	868	6 945	1 689
Other Comprehensive Income (Loss)

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(14)	(55)	(70)	(96)

Items That Will Not be Reclassified to Earnings:

Actuarial gain on employee retirement benefit plans, net of income taxes (note 12)	506	2	898	658
Other Comprehensive Income (Loss)	492	(53)	828	562
Total Comprehensive Income	4 488	815	7 773	2 251
Per Common Share (dollars) (note 7)

Net earnings – basic	2.84	0.58	4.89	1.12

Net earnings – diluted	2.83	0.58	4.88	1.12

Cash dividends	0.47	0.21	0.89	0.42
See accompanying notes to the condensed interim consolidated financial statements.
52   2022 Second Quarter   Suncor Energy Inc.

Consolidated Balance Sheets
(unaudited)
($ millions)	June 30 2022	December 31 2021
Assets

Current assets

Cash and cash equivalents	1 670	2 205

Accounts receivable	8 074	4 534

Inventories	5 774	4 110

Income taxes receivable	180	128

Assets held for sale (note 13)	860	—
Total current assets	16 558	10 977

Property, plant and equipment, net	62 338	65 546

Exploration and evaluation	2 240	2 226

Other assets	1 633	1 307

Goodwill and other intangible assets	3 527	3 523

Deferred income taxes	61	160
Total assets	86 357	83 739
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	1 581	1 284

Current portion of long-term debt (note 6)	—	231

Current portion of long-term lease liabilities	302	310

Accounts payable and accrued liabilities	9 729	6 503

Current portion of provisions	767	779

Income taxes payable	1 949	1 292

Liabilities associated with assets held for sale (note 13)	220	—
Total current liabilities	14 548	10 399

Long-term debt (note 6)	12 880	13 989

Long-term lease liabilities	2 606	2 540

Other long-term liabilities (note 12)	1 184	2 180

Provisions (note 11)	6 075	8 776

Deferred income taxes	9 299	9 241

Equity	39 765	36 614
Total liabilities and shareholders’ equity	86 357	83 739
See accompanying notes to the condensed interim consolidated financial statements.
2022 Second Quarter   Suncor Energy Inc.   53

Consolidated Statements of Cash Flows
(unaudited)
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Operating Activities

Net Earnings	3 996	868	6 945	1 689

Adjustments for:

Depreciation, depletion, amortization and impairment	998	1 512	2 469	3 002

Deferred income tax (recovery) expense	(39)	(8)	(116)	1

Accretion (note 6)	76	77	154	151

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 6)	352	(174)	206	(370)

Change in fair value of financial instruments and trading inventory	(133)	(12)	(207)	(115)

Gain on disposal of assets	(10)	(8)	(12)	(16)

Share-based compensation	134	81	190	79

Settlement of decommissioning and restoration liabilities	(80)	(43)	(171)	(113)

Other	51	69	(19)	164

Increase in non-cash working capital	(1 110)	(276)	(2 132)	(41)
Cash flow provided by operating activities	4 235	2 086	7 307	4 431
Investing Activities

Capital and exploration expenditures	(1 295)	(1 347)	(2 306)	(2 150)

Capital expenditures on assets held for sale	(36)	—	(55)	—

Proceeds from disposal of assets	16	2	18	10

Other investments and acquisitions (note 10)	38	(9)	24	(16)

Decrease in non-cash working capital	97	221	66	187
Cash flow used in investing activities	(1 180)	(1 133)	(2 253)	(1 969)
Financing Activities

Net increase (decrease) in short-term debt	198	365	269	(906)

Repayment of long-term debt (note 6)	(1 306)	—	(1 539)	(1 050)

Issuance of long-term debt	—	—	—	1 423

Lease liability payments	(83)	(80)	(167)	(168)

Issuance of common shares under share option plans	371	3	450	3

Repurchase of common shares (note 8)	(2 553)	(643)	(3 380)	(961)

Distributions relating to non-controlling interest	(2)	(3)	(4)	(5)

Dividends paid on common shares	(657)	(315)	(1 258)	(634)
Cash flow used in financing activities	(4 032)	(673)	(5 629)	(2 298)
(Decrease) Increase in Cash and Cash Equivalents	(977)	280	(575)	164

Effect of foreign exchange on cash and cash equivalents	48	(7)	40	(14)

Cash and cash equivalents at beginning of period	2 599	1 762	2 205	1 885
Cash and Cash Equivalents at End of Period	1 670	2 035	1 670	2 035
Supplementary Cash Flow Information

Interest paid	329	353	470	492

Income taxes paid (received)	670	(230)	1 762	(82)
See accompanying notes to the condensed interim consolidated financial statements.
54   2022 Second Quarter   Suncor Energy Inc.

Consolidated Statements of Changes in Equity
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2020	25 144	591	877	9 145	35 757	1 525 151
Net earnings	—	—	—	1 689	1 689	—

Foreign currency translation adjustment	—	—	(96)	—	(96)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $208	—	—	—	658	658	—
Total comprehensive (loss) income	—	—	(96)	2 347	2 251	—

Issued under share option plans	3		—	—	3	100

Repurchase of common shares for cancellation (note 8)	(576)	—	—	(385)	(961)	(34 989)

Change in liability for share repurchase commitment	(122)	—	—	(98)	(220)	—

Share-based compensation	—	13	—	—	13	—

Dividends paid on common shares	—	—	—	(634)	(634)	—
At June 30, 2021	24 449	604	781	10 375	36 209	1 490 262
At December 31, 2021	23 650	612	814	11 538	36 614	1 441 251
Net earnings	—	—	—	6 945	6 945	—

Foreign currency translation adjustment	—	—	(70)	—	(70)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $283 (note 12)	—	—	—	898	898	—
Total comprehensive (loss) income	—	—	(70)	7 843	7 773	—

Issued under share option plans	518	(68)	—	—	450	11 919

Common shares forfeited	—	—	—	—	—	(30)

Repurchase of common shares for cancellation (note 8)	(1 249)	—	—	(2 131)	(3 380)	(75 212)

Change in liability for share repurchase commitment (note 8)	(131)	—	—	(314)	(445)	—

Share-based compensation	—	11	—	—	11	—

Dividends paid on common shares	—	—	—	(1 258)	(1 258)	—
At June 30, 2022	22 788	555	744	15 678	39 765	1 377 928
See accompanying notes to the condensed interim consolidated financial statements.
2022 Second Quarter   Suncor Energy Inc.   55

Notes to the Consolidated Financial Statements
(unaudited)
1. Reporting Entity and Description of the Business
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. Basis of Preparation
(a) Statement of Compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2021.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2021.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2021.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
56   2022 Second Quarter   Suncor Energy Inc.

3. Segmented Information
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation. Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings and comparative periods have been restated to reflect this change.
Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenues and Other Income

Gross revenues	6 388	3 766	1 219	906	10 194	4 916	14	9	17 815	9 597

Intersegment revenues	2 374	870	—	—	45	22	(2 419)	(892)	—	—

Less: Royalties	(1 487)	(220)	(193)	(218)	—	—	—	—	(1 680)	(438)

Operating revenues, net of royalties	7 275	4 416	1 026	688	10 239	4 938	(2 405)	(883)	16 135	9 159

Other income (loss)	16	(79)	12	11	35	6	6	(4)	69	(66)
	7 291	4 337	1 038	699	10 274	4 944	(2 399)	(887)	16 204	9 093
Expenses

Purchases of crude oil and products	561	345	—	—	7 385	3 712	(2 262)	(810)	5 684	3 247

Operating, selling and general	2 169	1 945	131	122	592	472	196	181	3 088	2 720

Transportation and distribution	287	280	25	20	87	60	(8)	(10)	391	350

Depreciation, depletion, amortization and impairment	1 279	1 092	(505)	191	199	208	25	21	998	1 512

Exploration	2	3	4	9	—	—	—	—	6	12

Loss (gain) on disposal of assets	1	—	—	—	(11)	—	—	(8)	(10)	(8)

Financing expenses	100	90	22	17	15	6	501	59	638	172
	4 399	3 755	(323)	359	8 267	4 458	(1 548)	(567)	10 795	8 005
Earnings (Loss) before Income Taxes	2 892	582	1 361	340	2 007	486	(851)	(320)	5 409	1 088

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	1 452	228

Deferred	—	—	—	—	—	—	—	—	(39)	(8)
	—	—	—	—	—	—	—	—	1 413	220
Net Earnings	—	—	—	—	—	—	—	—	3 996	868
Capital and Exploration Expenditures(1)	905	834	115	64	261	375	14	74	1 295	1 347

(1)
Excludes capital expenditures related to assets held for sale of  $36 million for the three months ended June 30, 2022.

2022 Second Quarter   Suncor Energy Inc.   57

Notes to the Consolidated Financial Statements
Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenues and Other Income

Gross revenues(1)	12 010	7 061	2 234	1 496	18 017	9 906	23	15	32 284	18 478

Intersegment revenues(1)	4 222	1 926	—	—	77	45	(4 299)	(1 971)	—	—

Less: Royalties	(2 472)	(378)	(340)	(262)	—	—	—	—	(2 812)	(640)
Operating revenues, net of royalties	13 760	8 609	1 894	1 234	18 094	9 951	(4 276)	(1 956)	29 472	17 838

Other income (loss)	23	(81)	80	10	(75)	(39)	55	1	83	(109)
	13 783	8 528	1 974	1 244	18 019	9 912	(4 221)	(1 955)	29 555	17 729
Expenses

Purchases of crude oil and products(1)	1 014	595	—	—	12 867	6 987	(3 845)	(1 752)	10 036	5 830

Operating, selling and general	4 381	3 918	239	232	1 151	951	405	519	6 176	5 620

Transportation and distribution	580	556	48	72	150	123	(17)	(20)	761	731

Depreciation, depletion, amortization and impairment	2 384	2 250	(376)	293	411	417	50	42	2 469	3 002

Exploration	33	5	12	15	—	—	—	—	45	20

(Gain) loss on disposal of assets	(1)	—	—	—	(11)	(8)	—	(8)	(12)	(16)

Financing expenses	191	177	45	34	27	22	560	107	823	340
	8 582	7 501	(32)	646	14 595	8 492	(2 847)	(1 112)	20 298	15 527
Earnings (Loss) before Income Taxes	5 201	1 027	2 006	598	3 424	1 420	(1 374)	(843)	9 257	2 202

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	2 428	512

Deferred	—	—	—	—	—	—	—	—	(116)	1
	—	—	—	—	—	—	—	—	2 312	513
Net Earnings	—	—	—	—	—	—	—	—	6 945	1 689
Capital and Exploration Expenditures(2)	1 573	1 373	198	133	393	495	142	149	2 306	2 150

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with current period presentation. For the six months ended June 30, 2022, gross revenues and purchases of crude oil and products was decreased by $150 million, with no effect on net earnings.

(2)
Excludes capital expenditures related to assets held for sale of  $55 million for the six months ended June 30, 2022.

58   2022 Second Quarter   Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:
Three months ended June 30	2022			2021
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	6 541	—	6 541	3 294	—	3 294

Bitumen	2 221	—	2 221	1 342	—	1 342
	8 762	—	8 762	4 636	—	4 636
Exploration and Production

Crude oil and natural gas liquids	776	436	1 212	518	387	905

Natural gas	—	7	7	—	1	1
	776	443	1 219	518	388	906
Refining and Marketing

Gasoline	4 142	—	4 142	2 260	—	2 260

Distillate	5 128	—	5 128	2 030	—	2 030

Other	969	—	969	648	—	648
	10 239	—	10 239	4 938	—	4 938
Corporate and Eliminations
	(2 405)	—	(2 405)	(883)	—	(883)
Total Revenue from Contracts with Customers	17 372	443	17 815	9 209	388	9 597
Six months ended June 30	2022			2021
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel(1)	12 229	—	12 229	6 641	—	6 641

Bitumen	4 003	—	4 003	2 346	—	2 346
	16 232	—	16 232	8 987	—	8 987
Exploration and Production

Crude oil and natural gas liquids	1 339	879	2 218	904	589	1 493

Natural gas	—	16	16	—	3	3
	1 339	895	2 234	904	592	1 496
Refining and Marketing

Gasoline	7 175	—	7 175	4 311	—	4 311

Distillate	8 973	—	8 973	4 317	—	4 317

Other	1 946	—	1 946	1 323	—	1 323
	18 094	—	18 094	9 951	—	9 951
Corporate and Eliminations(1)
	(4 276)	—	(4 276)	(1 956)	—	(1 956)
Total Revenue from Contracts with Customers	31 389	895	32 284	17 886	592	18 478

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with current period presentation. For the six months ended June 30, 2022, gross revenues and purchases of crude oil and products was decreased by $150 million, with no effect on net earnings.

2022 Second Quarter   Suncor Energy Inc.   59

Notes to the Consolidated Financial Statements
4. Other Income (Loss)
Other income (loss) consists of the following:
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Energy trading and risk management	38	(86)	(55)	(162)

Investment and interest income	31	23	64	46

Other(1)	—	(3)	74	7
	69	(66)	83	(109)

(1)
Six months ended June 30, 2022, includes a US$50 million contingent consideration gain related to the sale of the company’s 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021, within the Exploration & Production segment, and an unrealized gain on an equity investment, within the Corporate segment.

5. Share-Based Compensation
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Equity-settled plans	3	4	11	13

Cash-settled plans	137	80	335	182
	140	84	346	195
6. Financing Expenses
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Interest on debt	221	216	416	426

Interest on lease liabilities	45	41	84	82

Capitalized interest	(44)	(37)	(81)	(68)
Interest expense	222	220	419	440

Interest on partnership liability	13	13	26	26

Interest on pension and other post-retirement benefits	10	14	20	29

Accretion	76	77	154	151

Foreign exchange loss (gain) on U.S. dollar denominated debt	352	(174)	206	(370)

Operational foreign exchange and other	(35)	22	(2)	64
	638	172	823	340
During the second quarter of 2022, the company completed an early redemption, at par, of its outstanding US$450 million 2.80% notes and US $550 million 3.10% notes, originally due in 2023 and 2025, respectively. The company also completed a partial redemption, at par, for US$10.2 million of its outstanding US$152 million 6.00% notes, due in 2042.
During the first quarter of 2022, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.
60   2022 Second Quarter   Suncor Energy Inc.

7. Earnings per Common Share
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Net earnings	3 996	868	6 945	1 689
(millions of common shares)
Weighted average number of common shares	1 406	1 502	1 420	1 512

Dilutive securities:

Effect of share options	4	1	3	1
Weighted average number of diluted common shares	1 410	1 503	1 423	1 513
(dollars per common share)
Basic earnings per share	2.84	0.58	4.89	1.12
Diluted earnings per share	2.83	0.58	4.88	1.12
8. Normal Course Issuer Bid
During the first quarter of 2022, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof.
During the second quarter of 2022, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor’s public float as at January 31, 2022. No other terms of the NCIB have been amended.
For the three months ended June 30, 2022, the company repurchased 53.5 million common shares under the 2022 renewed NCIB at an average price of  $47.70 per share, for a total repurchase cost of  $2.6 billion. For the six months ended June 30, 2022, the company repurchased 7.1 million common shares under the previous 2021 NCIB and 68.1 million under the 2022 renewed NCIB at an average price of  $44.94 per share, for a total repurchase cost of  $3.4 billion.
The following table summarizes the share repurchase activities during the period:
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2022	2021	2022	2021
Share repurchase activities (thousands of common shares)

Shares repurchased	53 513	22 934	75 212	34 989
Amounts charged to:

Share capital	892	377	1 249	576

Retained earnings	1 661	266	2 131	385
Share repurchase cost	2 553	643	3 380	961
2022 Second Quarter   Suncor Energy Inc.   61

Notes to the Consolidated Financial Statements
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	June 30 2022	December 31 2021
Amounts charged to:

Share capital	251	120

Retained earnings	424	110
Liability for share purchase commitment	675	230
9. Financial Instruments
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2021	(98)

Cash settlements – paid during the year	117

Changes in fair value recognized in earnings during the year	71
Fair value outstanding at June 30, 2022	90
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at June 30, 2022, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at June 30, 2022:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	108	110	—	218

Accounts payable	(59)	(69)	—	(128)
	49	41	—	90
62   2022 Second Quarter   Suncor Energy Inc.

During the second quarter of 2022, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At June 30, 2022, the carrying value of fixed-term debt accounted for under amortized cost was $12.9 billion (December 31, 2021 – $14.2 billion) and the fair value was $13.1 billion (December 31, 2021 – $17.4 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
10. Asset Impairment
Exploration and Production
White Rose assets:
During the second quarter of 2022, the company announced that concurrent with the decision to restart the West White Rose project by the joint venture owners, Suncor has increased its ownership in the White Rose asset by 12.5% to approximately 39% (previously approximately 26%). The decision to restart was driven by a revised royalty structure and development plan. The company received $38 million (net of taxes of  $12 million) in cash consideration to acquire the additional working interest, which was primarily allocated to the asset retirement obligation and property, plant and equipment of the project. As a result of these events, during the second quarter of 2022, the company performed an impairment reversal test on the White Rose cash generating unit (CGU) as the recoverable amount of this CGU was sensitive to the restart decision. The impairment reversal test was performed using a recoverable amount based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs – note 9).
As a result of the impairment reversal test, the recoverable amounts were determined to be greater than the carrying values of the White Rose CGU and the company recorded an impairment reversal of  $542 million (net of taxes of  $173 million) on its previous share of the White Rose assets in the Exploration and Production segment. The recoverable amount was determined based on the following asset-specific assumptions:
•
Brent price forecast of US$85.00/bbl in 2023, US$68.00 in 2024 and US$69.00 in 2025, escalating at 2% per year thereafter over the life of the project to 2038 and adjusted for asset-specific location and quality differentials;

•
anticipated first oil for the West White Rose project in the first half of 2026 and the company’s share of production of approximately 9,800 bbls/d (based on its previous working interest of approximately 26%) over the life of the project;

•
the company’s share of future capital expenditures of  $1.5 billion, including the West White Rose expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

No other indicators of impairment or reversals of impairment were identified at June 30, 2022.
11. Provisions
Suncor’s decommissioning and restoration provision decreased by $2.6 billion for the six months ended June 30, 2022. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 5.70% (December 31, 2021 – 3.70%).
12. Pensions and Other Post-Retirement Benefits
For the six months ended June 30, 2022, the actuarial gain on employee retirement benefit plans was $898 million (net of taxes of  $283 million), mainly due to an increase in the discount rate to 5.00% (December 31, 2021 – 2.90%).
2022 Second Quarter   Suncor Energy Inc.   63

Notes to the Consolidated Financial Statements
13. Assets Held For Sale
During the second quarter of 2022, the company reclassified the assets and liabilities related to its wind and solar assets as assets held for sale, including its interests in wind farms located in Alberta and Ontario, with the Forty Mile Wind and Solar Power Project currently under construction and expected to be completed and operational in 2022. The sale process is progressing with the sale expected to close early in 2023. The renewable energy business are reported within the Corporate segment.
The table below details the assets and liabilities held for sale as at June 30, 2022:
June 30
($ millions)	2022
Assets

Current assets	22

Property, plant and equipment, net	381
Total Assets	403
Liabilities

Current liabilities	(85)

Other long-term liabilities and provisions	(29)

Deferred income taxes	(47)
Total Liabilities	(161)
Net Assets	242
Subsequent to the second quarter of 2022, the company reached an agreement for the sale of its Norway assets in the Exploration and Production segment, pending regulatory approval, including its 30% working interest in Oda and its 17.5% working interest in the Fenja Development Joint Operations, for gross proceeds of approximately $410 million (Canadian dollar equivalent), before closing adjustments and other closing costs. The sale is expected to be completed in the fourth quarter of 2022, with an effective date of March 1, 2022.
In the first quarter of 2022, the company reclassified the assets and liabilities related to its Norway operations as assets held for sale and performed an impairment test on the Norway assets held for sale as at June 30, 2022. The impairment tests were performed using the lower of its carrying amount and fair value less costs to sell (Level 2 fair value inputs – note 9). The company recorded a $47 million charge related to the impairment on its share of the Norway operations, net of a $23 million deferred tax adjustment associated with the assets held for sale.
The table below details the assets and liabilities held for sale as at June 30, 2022:
June 30
($ millions)	2022
Assets

Currents assets(1)	87

Property, plant and equipment, net	325

Deferred income taxes	45
Total Assets	457
Liabilities

Current liabilities	(29)

Provisions	(30)
Total Liabilities	(59)
Net Assets	398

(1)
Current assets include $71 million of cash and cash equivalents as at June 30, 2022.

64   2022 Second Quarter   Suncor Energy Inc.

Supplemental Financial and Operating Information
Quarterly Financial Summary
(unaudited)
($ millions, except per share amounts)	For the Quarter Ended				Six Months Ended			For the Year Ended
	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	June 30 2022	June 30 2021	Dec 31 2021
Operating revenues, net of royalties(A)	16 135	13 337	11 149	10 145	9 159	29 472	17 838	39 132
Earnings (loss) before income taxes(B)

Oil Sands	2 892	2 309	1 169	629	582	5 201	1 027	2 825

Exploration and Production	1 361	645	603	590	340	2 006	598	1 791

Refining and Marketing	2 007	1 417	599	848	486	3 424	1 420	2 867

Corporate and Eliminations	(851)	(523)	(317)	(753)	(320)	(1 374)	(843)	(1 913)

Income tax expense	(1 413)	(899)	(501)	(437)	(220)	(2 312)	(513)	(1 451)
Net earnings	3 996	2 949	1 553	877	868	6 945	1 689	4 119
Adjusted operating earnings (loss)(B)(C)(D)

Oil Sands	2 872	2 256	1 172	635	613	5 128	1 022	2 829

Exploration and Production	716	645	376	369	340	1 361	598	1 343

Refining and Marketing	2 008	1 395	582	864	468	3 403	1 411	2 857

Corporate and Eliminations	(499)	(669)	(342)	(391)	(494)	(1 168)	(1 045)	(1 781)

Income tax expense included in adjusted operating earnings	(1 283)	(872)	(494)	(434)	(205)	(2 155)	(518)	(1 443)
Total	3,814	2 755	1 294	1 043	722	6 569	1 468	3 805
Adjusted funds from (used in) operations(B)(C)(D)

Oil Sands	4 231	3 414	2 459	1 745	1 844	7 645	3 371	7 575

Exploration and Production	841	724	565	521	500	1 565	865	1 951

Refining and Marketing	2 127	1 597	869	1 113	677	3 724	1 849	3 831

Corporate and Eliminations	(402)	(665)	(252)	(352)	(431)	(1 067)	(1 101)	(1 705)

Current income tax expense	(1 452)	(976)	(497)	(386)	(228)	(2 428)	(512)	(1 395)
Total	5 345	4 094	3 144	2 641	2 362	9 439	4 472	10 257
Change in non-cash working capital	(1 110)	(1 022)	(529)	2 077	(276)	(2 132)	(41)	1 507
Cash flow provided by operating activities	4 235	3 072	2 615	4 718	2 086	7 307	4 431	11 764
Per common share

Net earnings – basic	2.84	2.06	1.07	0.59	0.58	4.89	1.12	2.77

Net earnings – diluted	2.83	2.06	1.07	0.59	0.58	4.88	1.12	2.77

Adjusted operating earnings (loss)(C)(D)(E)	2.71	1.92	0.89	0.71	0.48	4.63	0.97	2.56

Cash dividends(D)	0.47	0.42	0.42	0.21	0.21	0.89	0.42	1.05

Adjusted funds from operations(C)(D)(E)	3.80	2.86	2.17	1.79	1.57	6.65	2.96	6.89

Cash flow provided by operating activities(E)	3.01	2.14	1.80	3.19	1.39	5.15	2.93	7.79
Capital and exploration expenditures (including capitalized interest)

Oil Sands	905	668	860	935	834	1 573	1 373	3 168

Exploration and Production(F)	115	83	73	64	64	198	133	270

Refining and Marketing	261	132	188	142	375	393	495	825

Corporate and Eliminations(G)	14	128	63	80	74	142	149	292
Total capital and exploration expenditures	1 295	1 011	1 184	1 221	1 347	2 306	2 150	4 555

(A)
The company revised certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products was decreased by $150 million, with no effect on net earnings.

(B)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of the MD&A for a discussion on income taxes.

(C)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(D)
Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were restated.

(E)
Represents on a basic per share basis.

(F)
Excludes capital expenditures related to assets held for sale of $15 million in the second quarter of 2022 and $34 million in the first six months of 2022.

(G)
Excludes capital expenditures related to assets held for sale of $21 million in the second quarter and first six months of 2022.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Second Quarter   Suncor Energy Inc.   65

Supplemental Financial and Operating Information (continued)
Quarterly Financial Summary
(unaudited)
	For the twelve months ended
	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021
Return on capital employed(A) (%)	19.4	12.7	8.6	4.5	1.9

Return on capital employed – excluding impairments and impairment reversals(A) (%)	18.2	12.4	8.2	4.9	2.6

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
66   2022 Second Quarter   Suncor Energy Inc.

Quarterly Operating Summary
(unaudited)
	For the Quarter Ended					Six Months Ended		For the Year Ended
Oil Sands	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	June 30 2022	June 30 2021	Dec 31 2021
Production volumes (mbbls/d)
Total Oil Sands bitumen production	760.7	827.7	787.4	713.7	753.5	794.0	790.4	770.3
Oil Sands – upgraded – net SCO and diesel

Oil Sands operations	294.0	333.8	332.7	221.0	326.8	313.6	328.2	301.6

Syncrude	189.0	181.5	182.3	184.5	110.4	185.3	149.9	167.0
Total Oil Sands – upgraded – net SCO and diesel production	483.0	515.3	515.0	405.5	437.2	498.9	478.1	468.6
Oil Sands – non-upgraded bitumen

Oil Sands operations	71.1	82.9	95.4	148.8	133.2	77.0	126.4	124.9

Fort Hills	87.4	87.5	55.5	50.8	45.3	87.4	48.2	50.7
Total Oil Sands – non-upgraded bitumen production	158.5	170.4	150.9	199.6	178.5	164.4	174.6	175.6
Total Oil Sands production volumes	641.5	685.7	665.9	605.1	615.7	663.3	652.7	644.2
Oil Sands sales volumes (mbbls/d)

Upgraded – net SCO and diesel	489.4	517.7	496.1	418.6	433.9	503.4	474.2	465.7

Non-upgraded bitumen	162.7	153.7	176.7	194.4	183.5	158.2	182.0	183.8
Total Oil Sands sales volumes	652.1	671.4	672.8	613.0	617.4	661.6	656.2	649.5
Oil Sands operations cash operating costs(1)(A) ($ millions)

Cash costs	966	922	952	884	910	1 888	1 768	3 603

Natural gas	182	189	193	135	111	371	225	554
	1 148	1 111	1 145	1 019	1 021	2 259	1 993	4 157
Oil Sands operations cash operating costs(1)(A) ($/bbl)*

Cash costs	28.20	23.80	23.40	25.20	21.25	25.95	20.90	22.45

Natural gas	5.30	4.90	4.70	3.85	2.60	5.00	2.70	3.45
	33.50	28.70	28.10	29.05	23.85	30.95	23.60	25.90
Fort Hills cash operating costs(1)(A) ($ millions)

Cash costs	211	203	214	177	159	414	315	706

Natural gas	30	25	19	14	11	55	25	58
	241	228	233	191	170	469	340	764
Fort Hills cash operating costs(1)(A) ($/bbl)*

Cash costs	26.40	25.90	41.85	38.00	38.60	26.15	36.10	38.20

Natural gas	3.80	3.10	3.70	2.90	2.75	3.45	2.95	3.15
	30.20	29.00	45.55	40.90	41.35	29.60	39.05	41.35
Syncrude cash operating costs(1)(A) ($ millions)

Cash costs	607	550	561	521	492	1 157	1 030	2 111

Natural gas	44	34	30	22	27	78	51	104
	651	584	591	543	519	1 235	1 081	2 215
Syncrude cash operating costs(1)(A) ($/bbl)*

Cash costs	33.95	32.65	31.80	29.75	47.65	33.40	37.10	33.55

Natural gas	2.45	2.05	1.70	1.30	2.60	2.25	1.85	1.65
	36.40	34.70	33.50	31.05	50.25	35.65	38.95	35.20

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Second Quarter   Suncor Energy Inc.   67

Quarterly Operating Summary (continued)
(unaudited)
	For the Quarter Ended					Six Months Ended		For the Year Ended
Oil Sands Segment Operating Netbacks(A)(B)(C)	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	June 30 2022	June 30 2021	Dec 31 2021
Non-upgraded bitumen ($/bbl)

Average price realized	119.97	102.78	67.47	65.53	55.54	111.67	51.60	59.16

Royalties	(19.71)	(15.17)	(9.50)	(7.99)	(3.65)	(17.52)	(2.23)	(5.53)

Transportation and distribution costs	(6.56)	(6.29)	(5.42)	(5.62)	(5.34)	(6.43)	(5.19)	(5.36)

Net operating expenses	(22.38)	(21.37)	(22.54)	(19.61)	(16.91)	(21.89)	(15.94)	(18.52)
Operating netback	71.32	59.95	30.01	32.31	29.64	65.83	28.24	29.75
Upgraded – net SCO and diesel ($/bbl)

Average price realized	141.39	118.80	93.87	84.80	81.34	129.90	74.90	82.24

Royalties	(26.57)	(16.60)	(10.64)	(9.33)	(4.01)	(21.50)	(3.52)	(6.75)

Transportation and distribution costs	(4.22)	(4.43)	(4.49)	(4.59)	(4.84)	(4.33)	(4.49)	(4.51)

Net operating expenses	(35.81)	(34.63)	(33.18)	(37.36)	(36.07)	(35.21)	(33.29)	(34.06)
Operating netback	74.79	63.14	45.56	33.52	36.42	68.86	33.60	36.92
Average Oil Sands segment ($/bbl)

Average price realized	136.08	115.13	86.94	78.69	73.67	125.55	68.43	75.71

Royalties	(24.87)	(16.28)	(10.36)	(8.91)	(3.90)	(20.55)	(3.16)	(6.41)

Transportation and distribution costs	(4.80)	(4.86)	(4.74)	(4.91)	(4.99)	(4.83)	(4.68)	(4.75)

Net operating expenses	(32.48)	(31.59)	(30.37)	(31.74)	(30.37)	(32.03)	(28.42)	(29.65)
Operating netback	73.93	62.40	41.47	33.13	34.41	68.14	32.17	34.90

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

(C)
Beginning in the first quarter of 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been restated to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.
68   2022 Second Quarter   Suncor Energy Inc.

Quarterly Operating Summary (continued)
(unaudited)
	For the Quarter Ended					Six Months Ended		For the Year Ended
Exploration and Production	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	June 30 2022	June 30 2021	Dec 31 2021
Production volumes

E&P Canada (mbbs/d)	52.9	51.2	47.6	54.4	57.5	52.1	57.8	54.4

E&P International (mboe/d)	25.8	29.2	29.8	39.1	26.5	27.4	31.8	33.1
Total production volumes (mboe/d)	78.7	80.4	77.4	93.5	84.0	79.5	89.6	87.5

Total sales volumes (mboe/d)	86.7	79.5	67.2	76.3	103.8	83.1	94.1	82.8
Operating netbacks(A)(B)

E&P Canada ($/bbl)

Average price realized	143.57	126.15	101.87	92.88	82.24	135.69	79.60	87.04

Royalties	(19.58)	(19.47)	(14.59)	(11.88)	(13.26)	(19.53)	(11.53)	(12.20)

Transportation and distribution costs	(3.33)	(4.02)	(3.45)	(2.65)	(1.59)	(3.64)	(1.84)	(2.34)

Operating costs	(13.36)	(13.15)	(13.42)	(12.87)	(10.27)	(13.27)	(10.70)	(11.74)
Operating netback	107.30	89.51	70.41	65.48	57.12	99.25	55.53	60.76
E&P International (excluding Libya) ($/boe)

Average price realized	130.38	116.25	102.80	89.19	80.41	123.17	76.07	84.76

Transportation and distribution costs	(2.54)	(2.65)	(2.66)	(3.90)	(1.59)	(2.59)	(2.08)	(2.60)

Operating costs	(10.96)	(8.79)	(10.19)	(10.30)	(13.20)	(9.85)	(10.52)	(10.40)
Operating netback	116.88	104.81	89.95	74.99	65.62	110.73	63.47	71.76

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Second Quarter   Suncor Energy Inc.   69

Quarterly Operating Summary (continued)
(unaudited)
	For the Quarter Ended					Six Months Ended		For the Year Ended
Refining and Marketing	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	June 30 2022	June 30 2021	Dec 31 2021
Refined product sales (mbbls/d)	561.7	551.9	550.1	551.5	463.3	556.9	505.6	528.4

Crude oil processed (mbbls/d)	389.3	436.5	447.0	460.3	325.3	412.7	376.6	415.5

Rack forward sales volume (ML)	5 165	5 180	5 359	5 414	4 791	10 345	9 657	20 430

Utilization of refining capacity (%)	84	94	96	99	70	89	81	89
Refining and marketing gross margin – first-in, first-out (FIFO) ($/bbl)(A)	76.85	53.20	33.60	35.75	38.00	64.30	39.55	36.85

Refining and marketing gross margin – last-in, first-out (LIFO) ($/bbl)(A)	62.85	35.95	30.00	33.80	29.05	48.60	29.75	30.90

Rack forward gross margin (cpl)(A)(B)	5.45	7.35	6.40	7.10	8.30	6.40	7.55	7.10

Refining operating expense ($/bbl)(A)	7.15	6.25	6.10	5.45	6.65	6.70	6.15	5.95

Rack forward operating expense (cpl)(A)(B)	3.00	2.95	2.95	2.80	3.10	3.00	2.95	2.90
Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	101.2	106.9	113.5	114.1	97.5	104.0	106.5	110.2

Distillate	80.3	99.8	103.1	93.7	86.4	90.0	91.1	94.7
Total transportation fuel sales	181.5	206.7	216.6	207.8	183.9	194.0	197.6	204.9

Petrochemicals	10.2	10.6	13.8	10.3	12.4	10.4	12.7	12.4

Asphalt	16.2	14.8	20.6	22.4	16.5	15.5	14.3	17.9

Other	41.7	30.1	21.2	21.7	15.4	35.9	20.5	21.0
Total refined product sales	249.6	262.2	272.2	262.2	228.2	255.8	245.1	256.2
Crude oil supply and refining		5.5

Processed at refineries (mbbls/d)	191.4	209.6	214.3	212.3	183.7	200.4	192.1	202.8

Utilization of refining capacity (%)	86	94	97	96	83	90	87	91
Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	122.2	119.3	119.2	122.4	103.5	120.8	110.2	115.6

Distillate	152.1	154.5	134.8	140.1	110.5	153.3	130.1	133.8
Total transportation fuel sales	274.3	273.8	254.0	262.5	214.0	274.1	240.3	249.4

Asphalt	12.3	7.0	10.1	13.8	8.8	9.7	7.4	9.7

Other	25.5	8.9	13.8	13.0	12.3	17.3	12.8	13.1
Total refined product sales	312.1	289.7	277.9	289.3	235.1	301.1	260.5	272.2
Crude oil supply and refining

Processed at refineries (mbbls/d)	197.9	226.9	232.7	248.0	141.6	212.3	184.5	212.7

Utilization of refining capacity (%)	81	93	95	102	58	87	76	87

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
In Q2 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor’s integrated model and align with how management evaluates the performance of the business. Rack forward encompasses Suncor’s retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company’s transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

See accompanying footnotes and definitions to the quarterly operating summaries.
70   2022 Second Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation
(unaudited)
Oil Sands Operating Netbacks(A)(B)(C)
($ millions, except per barrel amounts)
	June 30, 2022			March 31, 2022
For the quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	1 929	5 346	7 275	1 571	4 914	6 485

Add: royalties	292	1 195	1 487	211	774	985
Operating revenues	2 221	6 541	8 762	1 782	5 688	7 470

Other (loss) income	(4)	20	16	(37)	44	7

Purchases of crude oil and products	(467)	(94)	(561)	(390)	(63)	(453)

Gross realization adjustment(2)	27	(105)		67	(136)
Gross realization	1 777	6 362		1 422	5 533

Royalties	(292)	(1 195)	(1 487)	(211)	(774)	(985)

Transportation and distribution	(97)	(190)	(287)	(87)	(206)	(293)

Operating, selling and general (OS&G)	(311)	(1 858)	(2 169)	(364)	(1 848)	(2 212)

OS&G adjustment(3)	(20)	246		68	236
Net operating expenses	(331)	(1 612)		(295)	(1 613)
Operating netback	1 057	3 365		829	2 940

Sales volumes (mbbls)	14 808	44 992		13 830	46 592
Operating netback per barrel	71.32	74.79		59.95	63.14
	December 31, 2021			September 30, 2021
For the quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	1 344	3 971	5 315	1 478	2 995	4 473

Add: royalties	155	486	641	145	359	504
Operating revenues	1 499	4 457	5 956	1 623	3 354	4 977

Other (loss) income	7	4	11	1	75	76

Purchases of crude oil and products	(320)	(87)	(407)	(387)	(55)	(442)

Gross realization adjustment(2)	(88)	(92)		(65)	(109)
Gross realizations	1 098	4 282		1 172	3 265

Royalties	(155)	(486)	(641)	(145)	(359)	(504)

Transportation and distribution	(88)	(205)	(293)	(100)	(177)	(277)

OS&G	(434)	(1 700)	(2 134)	(422)	(1 582)	(2 004)

OS&G adjustment(3)	67	186		73	143
Net operating expenses	(367)	(1 514)		(349)	(1 439)
Operating netback	488	2 077		578	1 290

Sales volumes (mbbls)	16 260	45 644		17 888	38 507
Operating netback per barrel	30.01	45.56		32.31	33.52

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Impact of inventory write-down is excluded until product is sold.

(C)
Beginning in the first quarter of 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been restated to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Second Quarter   Suncor Energy Inc.   71

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)(C)
($ millions, except per barrel amounts)
	June 30, 2021
For the quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	1 280	3 136	4 416

Add: royalties	62	158	220
Operating revenues	1 342	3 294	4 636

Other (loss) income	(71)	(8)	(79)

Purchases of crude oil and products	(321)	(24)	(345)

Gross realization adjustment(2)	(22)	(50)
Gross realizations	928	3 212

Royalties	(62)	(158)	(220)

Transportation and distribution	(89)	(191)	(280)

OS&G	(360)	(1 585)	(1 945)

OS&G adjustment(3)	78	160
Net operating expenses	(282)	(1 425)
Operating netback	495	1 438

Sales volumes (mbbls)	16 700	39 489
Operating netback per barrel	29.64	36.42

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Impact of inventory write-down is excluded until product is sold.

(C)
Beginning in the first quarter of 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been restated to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.
72   2022 Second Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)(C)
($ millions, except per barrel amounts)
	June 30, 2022			June 30, 2021
Year to date	Non – Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	3 500	10 260	13 760	2 270	6 339	8 609

Add: royalties	503	1 969	2 472	76	302	378
Operating revenues	4 003	12 229	16 232	2 346	6 641	8 987

Other (loss) income	(41)	64	23	(64)	(17)	(81)

Purchases of crude oil and products	(857)	(157)	(1 014)	(524)	(71)	(595)

Gross realization adjustment(2)	94	(241)		(57)	(124)
Gross realizations	3 199	11 895		1 701	6 429

Royalties	(503)	(1 969)	(2 472)	(76)	(302)	(378)

Transportation and distribution	(184)	(396)	(580)	(171)	(385)	(556)

OS&G	(675)	(3 706)	(4 381)	(685)	(3 233)	(3 918)

OS&G adjustment(3)	48	482		159	399
Net operating expenses	(627)	(3 224)		(526)	(2 834)
Operating netback	1 885	6 306		928	2 908

Sales volumes (mbbls)	28 638	91 584		32 946	85 828
Operating netback per barrel	65.83	68.86		28.24	33.60
	December 31, 2021
For the year ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	5 092	13 305	18 397

Add: royalties	376	1 147	1 523
Operating revenues	5 468	14 452	19 920

Other (loss) income	(56)	62	6

Purchases of crude oil and products	(1 231)	(213)	(1 444)

Gross realization adjustment(2)	(210)	(325)
Gross realizations	3 971	13 976

Royalties	(376)	(1 147)	(1 523)

Transportation and distribution	(359)	(767)	(1 126)

OS&G	(1 541)	(6 515)	(8 056)

OS&G adjustment(3)	299	728
Net operating expenses	(1 242)	(5 787)
Operating netback	1 994	6 275

Sales volumes (mbbls)	67 094	169 983
Operating netback per barrel	29.75	36.92

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Impact of inventory write-down is excluded until product is sold.

(C)
Beginning in the first quarter of 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been restated to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Second Quarter   Suncor Energy Inc.   73

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)
($ millions, except per barrel amounts)
	June 30, 2022				March 31, 2022
For the quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues, net of royalties	292	670	64	1 026	272	476	120	868

Add: royalties	—	106	87	193	—	87	60	147
Operating revenues	292	776	151	1 219	272	563	180	1 015

Royalties	—	(106)	(87)	(193)	—	(87)	(60)	(147)

Transportation and distribution	(6)	(19)	—	(25)	(6)	(17)	—	(23)

OS&G	(32)	(87)	(12)	(131)	(31)	(72)	(5)	(108)

Non-production costs(6)	7	14			9	14
Operating netback	261	578			244	401

Sales volumes (mboe)	2 240	5 404			2 336	4 460
Operating netback per barrel	116.88	107.30			104.81	89.51
	December 31, 2021				September 30, 2021
For the quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues, net of royalties	215	324	92	631	185	372	78	635

Add: royalties	—	54	53	107	—	55	54	109
Operating revenues	215	378	145	738	185	427	132	744

Royalties	—	(54)	(53)	(107)	—	(55)	(54)	(109)

Transportation and distribution	(6)	(11)	—	(17)	(8)	(13)	(2)	(23)

OS&G	(28)	(61)	(7)	(96)	(29)	(66)	(6)	(101)

Non-production costs(6)	8	11			7	9
Operating netback	189	263			155	302

Sales volumes (mboe)	2 111	3 724			2 058	4 613
Operating netback per barrel	89.95	70.41			74.99	65.48
	June 30, 2021
For the quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues, net of royalties	211	434	43	688

Add: royalties	—	84	134	218
Operating revenues	211	518	177	906

Royalties	—	(84)	(134)	(218)

Transportation and distribution	(4)	(10)	(6)	(20)

OS&G	(43)	(75)	(4)	(122)

Non-production costs(6)	8	11
Operating netback	172	360

Sales volumes (mboe)	2 619	6 301
Operating netback per barrel	65.62	57.12

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
74   2022 Second Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)
($ millions, except per barrel amounts)
	June 30, 2022				June 30, 2021
Year to date	International	East Coast Canada	Other(4)	E&P Segment	E&P International	E&P Canada	Other(4)	E&P Segment
Operating revenues, net of royalties	564	1 146	184	1 894	415	751	68	1 234

Add: royalties	—	193	147	340	—	128	134	262
Operating revenues	564	1 339	331	2 234	415	879	202	1 496

Royalties	—	(193)	(147)	(340)	—	(128)	(134)	(262)

Transportation and distribution	(12)	(36)	—	(48)	(11)	(20)	(41)	(72)

OS&G	(63)	(159)	(17)	(239)	(76)	(141)	(15)	(232)

Non-production costs(5)	16	28			18	23
Operating netback	505	979			346	613

Sales volumes (mboe)	4 576	9 864			5 447	11 049
Operating netback per barrel	110.73	99.25			63.47	55.53
	December 31, 2021
For the year ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues, net of royalties	815	1 447	238	2 500

Add: royalties	—	237	241	478
Operating revenues	815	1 684	479	2 978

Royalties	—	(237)	(241)	(478)

Transportation and distribution	(25)	(44)	(43)	(112)

OS&G	(133)	(268)	(28)	(429)

Non-production costs(6)	33	43
Operating netback	690	1 178

Sales volumes (mboe)	9 616	19 386
Operating netback per barrel	71.76	60.76

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Second Quarter   Suncor Energy Inc.   75

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Refining and Marketing
($ millions, except as noted)
	For the Quarter Ended				Six Months Ended			For the Year Ended
Refining and marketing gross margin reconciliation	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	June 30 2022	June 30 2021	Dec 31 2021
Operating revenues	10 239	7 855	6 623	6 341	4 938	18 094	9 951	22 915

Purchases of crude oil and products	(7 385)	(5 482)	(5 110)	(4 710)	(3 712)	(12 867)	(6 987)	(16 807)
	2 854	2 373	1 513	1 631	1 226	5 227	2 964	6 108

Other (loss) income	35	(110)	(2)	(9)	6	(75)	(39)	(50)

Non-refining and marketing margin(7)	(6)	(13)	(14)	(13)	(14)	(19)	(27)	(54)
Refining and marketing gross margin – FIFO(A)	2 883	2 250	1 497	1 609	1 218	5 133	2 898	6 004

Refinery production (mbbls)(8)	37 517	42 311	44 575	45 026	32 050	79 828	73 261	162 862
Refining and marketing gross margin – FIFO ($/bbl)(A)	76.85	53.20	33.60	35.75	38.00	64.30	39.55	36.85
FIFO gain and risk management activities adjustment(B)	(525)	(729)	(161)	(91)	(288)	(1 254)	(720)	(972)
Refining and marketing gross margin – LIFO(A)(B)	2 358	1 521	1 336	1 518	930	3 879	2 178	5 032
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)	62.85	35.95	30.00	33.80	29.05	48.60	29.75	30.90
Rack forward gross margin(D)

Refining and marketing gross margin – FIFO(A)	2 883	2 250	1 497	1 609	1 218	5 133	2 898	6 004

Refining and supply gross margin	(2 602)	(1 869)	(1 154)	(1 225)	(820)	(4 471)	(2 171)	(4 550)
Rack forward gross margin(A)(9)	281	381	343	384	398	662	727	1 454

Sales volume (ML)	5 165	5 180	5 359	5 414	4 791	10 345	9 657	20 430

Rack forward gross margin (cpl)(A)	5.45	7.35	6.40	7.10	8.30	6.40	7.55	7.10
Refining and rack forward operating expense reconciliation

Operating, selling and general	592	559	566	502	472	1 151	951	2 019

Less: Rack forward operating expense(A)(D)(10)	156	153	159	151	148	309	284	594

Less: Other operating expenses(11)	167	141	135	105	111	308	217	457
Refining operating expense(A)	269	265	272	246	213	534	450	968

Refinery production (mbbls)(8)	37 517	42 311	44 575	45 026	32 050	79 828	73 261	162 862
Refining operating expense ($/bbl)(A)	7.15	6.25	6.10	5.45	6.65	6.70	6.15	5.95
Sales volume (ML)	5 165	5 180	5 359	5 414	4 791	10 345	9 657	20 430

Rack forward operating expense (cpl)(A)(D)	3.00	2.95	2.95	2.80	3.10	3.00	2.95	2.90

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Refining and marketing margin – LIFO excludes the impact of risk management activities.

(C)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(D)
In Q2 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor’s integrated model and align with how management evaluates the performance of the business. Rack forward encompasses Suncor’s retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company’s transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

See accompanying footnotes and definitions to the quarterly operating summaries.
76   2022 Second Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Refining and Marketing
Suncor custom 5-2-2-1 index(A)(12)
(US$/bbl, except as noted)		For the Quarter Ended				Six Months Ended			For the Year Ended
(average for the quarter and year ended)		Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	June 30 2022	June 30 2021	Dec 31 2021
WTI crude oil at Cushing		108.40	94.40	77.15	70.55	66.05	101.45	61.95	67.95

SYN crude oil at Edmonton		114.45	93.10	75.35	68.95	66.40	103.85	60.40	66.30

WCS at Hardisty		95.60	79.80	62.50	56.95	54.60	87.75	50.00	54.90
New York Harbor 2-1-1 crack(B)		60.05	28.25	20.65	20.90	20.35	44.20	18.00	19.40

Chicago 2-1-1 crack(B)		49.40	20.20	16.90	20.45	20.25	34.90	16.85	17.75
Product value

New York Harbor 2-1-1 crack(C)	40%	67.40	49.05	39.10	36.60	34.55	58.25	32.00	34.95

Chicago 2-1-1 crack(D)	40%	63.10	45.85	37.60	36.40	34.50	54.55	31.50	34.30

WTI	20%	21.70	18.90	15.45	14.10	13.20	20.30	12.40	13.60

Seasonality factor		5.00	6.50	6.50	5.00	5.00	5.75	5.75	5.75
		157.20	120.30	98.65	92.10	87.25	138.85	81.65	88.60
Crude value

SYN	40%	45.80	37.25	30.15	27.60	26.55	41.55	24.15	26.50

WCS	40%	38.25	31.90	25.00	22.80	21.85	35.10	20.00	21.95

WTI	20%	21.70	18.90	15.45	14.10	13.20	20.30	12.40	13.60
		105.75	88.05	70.60	64.50	61.60	96.95	56.55	62.05
Suncor custom 5-2-2-1 index		51.45	32.25	28.05	27.60	25.65	41.90	25.10	26.55
Suncor custom 5-2-2-1 index (Cdn$/bbl)(A)		65.70	40.85	35.35	34.80	31.50	53.25	31.30	33.30

(A)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(B)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(C)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(D)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Second Quarter   Suncor Energy Inc.   77

Operating Summary Information
Non-GAAP Financial Measures
Certain financial measures in this document – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Reports). Adjusted funds from (used in) operations is defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing gross margin, rack forward gross margin, refining operating expense and rack forward operating expense are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Operating Metrics Reconciliation section of each respective Quarterly Report. Operating netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.
Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.
Oil Sands Operating Netbacks
Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.
Exploration and Production (E&P) Operating Netbacks
E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.
Definitions
(1)
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, research costs, safe-mode costs associated with the deferral of capital projects, additional costs incurred in response to the COVID-19 pandemic, adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; and iii) project startup costs. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

(2)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3)
Reflects adjustments for costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power from cogeneration units.

(4)
Reflects other E&P assets, such as Libya, for which netbacks are not provided.

(5)
Production from the company’s Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.

(6)
Reflects adjustments for general and administrative costs not directly attributed to production.

(7)
Reflects adjustments for intersegment marketing fees.

78   2022 Second Quarter   Suncor Energy Inc.

(8)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(9)
Rack forward operating revenues, other income less purchases of crude oil and products.

(10)
Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.

(11)
Reflects operating, selling and general expenses associated with the company’s ethanol businesses and certain general and administrative costs not directly attributable to refinery production.

(12)
The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

Explanatory Notes
*
Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities’ respective accounting policy choices.

Abbreviations
bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe	– thousands of barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
cpl	– cents per litre
ML	– million litres
WTI	– West Texas Intermediate
SYN	– Synthetic crude oil benchmark
WCS	– Western Canadian Select
Metric Conversion
1 m3 (cubic metre) = approximately 6.29 barrels
2022 Second Quarter   Suncor Energy Inc.   79